3/5

Follow-Up Materials

03007133

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Wanadoo

*CURRENT ADDRESS

PROCESSED MAR 10 2003 THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5750 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 3/5/03

File No. 82-5150

03 MAR -5 AM 7:21

AR/S
12-31-02

WANADOO

CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2002

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

WANADOO
CONSOLIDATED FINANCIAL STATEMENTS

In euros, thousands	Note	Period ending December 31		
		2002	**2001**	**2000**
Revenues		2,074,531	1,563,286	744,693
Cost of services and products		(1,015,574)	(837,347)	(405,157)
Sales, general and administrative expenses		(965,414)	(786,047)	(454,984)
Research and development expenses		(3,589)	(3,426)	(2,488)
EBITDA (1)		**89,954**	**(63,534)**	**(117,936)**
Depreciation of fixed assets		(96,021)	(89,491)	(48,464)
Operating income	**18**	**(6,067)**	**(153,025)**	**(166,400)**
Financial income, net	**21**	55,897	72,352	35,598
Other non-operating income (expense), net	**22**	17,856	(25,327)	102,401
Employee profit-sharing		(26,890)	(21,673)	(9,818)
Income taxes	**23**	58,231	(2,658)	(54,627)
Equity in net income of affiliates	**8**	829	778	229
Income before goodwill amortization and minority interests		**99,856**	**(129,553)**	**(92,616)**
Amortization of goodwill	**5**	(70,615)	(63,881)	(25,181)
Minority interest	**14**	388	209	(68)
Net income		**29,629**	**(193,225)**	**(117,865)**

(1) EBITDA: Operating income before depreciation and amortization of fixed assets

Earnings per share (in euros)			
Net earnings per share	0.02	(0.14)	(0.11)
Diluted net earnings per share	0.02	(0.14)	(0.11)

WANADOO
CONSOLIDATED BALANCE SHEETS

In euros, thousands	Note	Period ending December 31		
		2002	2001	2000
ASSETS				
Goodwill, net	5	427,738	481,209	139,864
Other intangible fixed assets, net	6	32,910	31,076	24,532
Tangible fixed assets, net	7	164,119	196,017	153,343
Investments under equity method	8	2,799	1,964	1,653
Investment securities, net	9	21,186	37,853	44,476
Other long-term assets, net	10	12,075	14,925	18,008
Long-term deferred tax assets	23	6,603	4,348	1,150
Total long-term assets		**667,430**	**767,392**	**383,026**
Inventories		28,009	26,922	15,447
Trade accounts receivable, net of allowances	11	575,407	480,922	402,833
Current deferred tax assets	23	86,938,	30,373	328
Other current assets and prepaid expenses	12	202,023	355,144	188,953
Marketable securities	16	16,253	16,108	28,639
Cash and cash equivalents	16	1,644,655	1,563,399	2,066,654
Total current assets		**2,553,285**	**2,472,868**	**2,702,854**
TOTAL ASSETS		**3,220,715**	**3,240,260**	**3,085,880**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Capital		448,579	432,493	357,375
Paid-in capital		6,243,780	6,004,866	3,824,919
Legal retained earnings		(4,814,986)	(4,344,469)	(2,251,032)
Net income		29,629	(193,225)	(117,865)
Translation reserve		(588)	2,006	3,078
Treasury stock		(68,616)	(53,462)	0
Shareholders' equity	14	**1,837,798**	**1,848,209**	**1,816,475**
Minority interest	14	**201**	**1,224**	**2,691**
Long and medium term debt	16	269	33,647	56,489
Provisions and other long-term debt	15	38,410	38,391	24,622
Total long-term debt		**38,679**	**72,038**	**81,111**
Current portion of long and medium-term debt	16	11,615	12,282	11,502
Bank overdrafts and other short-term borrowings	16	103,096	37,251	51,008
Trade accounts payable		601,491	663,930	480,099
Provisions and other short-term debt	17	278,821	238,244	298,446
Deferred income		349,014	367,082	344,548
Total current liabilities		**1,344,037**	**1,318,789**	**1,185,603**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**3,220,715**	**3,240,260**	**3,085,880**

WANADOO
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

In euros, thousands
(excluding per share data)

	Note	*Number of shares*	*Capital*	*Paid-in capital*	*Reserves*	*Translation reserve*	*Treasury stock*	*Total equity*
Balance at January 1, 2000		*10,109,830*	*151,647*		*(224,644)*			*(72,997)*
Net income					(117,865)			(117,865)
BEFORE THE IPO								
. Transfer of PagesJaunes (ODA) June 22, 2000		430,205	6,453	359,425	(250,486)	2,983		118,375
. Transfer of PagesJaunes (ODA) June 28, 2000		6,022,877	90,343	3,062	50,094			143,499
. Capital increase by shareholder advance		3,437,088	51,557					51,557
. 50 for 1 stock split		980,000,000						
AFTER THE IPO								
. New shares issued at July 19, 2000 (IPO)		90,000,000	27,000	1,598,388				1,625,388
. New shares issued at September 8, 2000 (for employees)		6,993,217	2,098	104,199				106,297
. Acquisition for Wanadoo Espana October 20, 2000		53,017,106	15,905	989,899	(1,016,705)			(10,901)
. Acquisition for Euronet Internet October 20, 2000		41,236,842	12,371	769,946	(809,292)			(26,975)
Translation adjustment						95		95
Balance at December 31, 2000		*1,191,247,165.*	*357,,375*	*3,824,919*	*(2,368,897)*	*3,078*		*1,816,475*
Net income					*(193,225)*			*(193,225)*
Transfer of Freeserve on March 3, 2001		*230,069,681*	*69,020*	*1,982,991*	*(1,989,617)*			*62,394*
Transfer of QDQ Média on March 22, 2001		*20,325,444*	*6,098*	*184,352*				*190,450*
Adjustment of treasury stock		*(8,431,270)*					*(53,462)*	*(53,462)*
Adjustment on purchase price of Wanadoo Espana					*14,425*			*14,425*
Other movements				*12,604*	*(380)*			*12,224*
Translation adjustment						*(1,072)*		*(1,072)*
Balance at December 31, 2001		*1,433,211,020*	*432,493*	*6,004,866*	*(4,537,694)*	*2,006*	*(53,462)*	*1,848,209*
Net income					*29,629*			*29,629*
Adjustment of treasury stock		*(2,314,595)*			*5,094*		*(15,154)*	*(10,060)*
Transfer of eresMas October 24,2002		*53,622,122*	*16,086*	*238,914*	*(282,386)*			*(27,386)*
Translation adjustment						*(2,594)*		*(2,594)*
Balance at December 31, 2002	**14**	*1,484,518,547*	*448,579*	*6,243,780*	*(4,785,357)*	*(588)*	*(68,616)*	*1,837,798*

WANADOO
TABLE OF CONSOLIDATED STATEMENTS OF MOVEMENTS IN CASH FLOWS

In euros, thousands	Period ending December 31		
	2002	2001	2000
OPERATING ACTIVITIES			
Consolidated net income, Group share	29,629	(193,225)	(117,865)
Adjustments to reconcile net income to funds generated from operations			
Depreciation of fixed assets and amortization of goodwill	166,636	153,372	73,645
Loss (gain) on disposal of assets	(2,474)	27,022	(113,763)
Change in provisions	(23,444)	9,154	8,041
Undistributed earnings of affiliates	(215)	(324)	(229)
Deferred taxes	(56,236)	(31,391)	(1,008)
Other elements	2,107	225	12,711
Funds generated from (used in) operations	**116,003**	**(35,167)**	**(138,468)**
Change in working capital requirements	33,783	(148,489)	325,455
Net cash provided by (used in) operating activities	**149,786**	**(183,656)**	**186,987**
INVESTING ACTIVITIES			
Purchase of tangible and intangible assets	(123,210)	(93,685)	(73,962)
Cash paid for investment securities and acquired businesses, net of cash acquired	(54,596)	(177,897)	(99,468)
Cash from acquired subsidiaries and affiliates	6,220	64,851	290,236
Proceeds from sale of investment securities	20,332	1,729	139,699
Proceeds from sale of assets	53,605	1,942	2,556
Decrease (increase) in other long-term assets	8,845	(13,342)	(52,359)
Decrease (increase) in marketable securities	(1,052)	4,700	15,020
Net cash provided by (used in) investing activities	**(89,856)**	**(211,972)**	**(221,722)**
FINANCING ACTIVITIES			
Increase (decrease) in long-term debt	(470)	(30,192)	(87,295)
Increase (decrease) in bank overdrafts and short-term debt	23,531	(71,747)	(5,131)
Other contributions from shareholders	83	(13,144)	1,731,685
Capital increase net of expenses			13,924
Net cash provided by (used in) financing activities	**23,144,**	**(115,083)**	**1,653,183**
Increase (decrease) in cash and cash equivalents	83,074	(510,711)	2,061,793
Effect of changes in exchange rates on cash and cash equivalents	(1,818)	7,457	101
Cash and cash equivalents at beginning of period	1,563,400	2,066,654	4,760
Cash and cash equivalents at end of period	**1,644,655**	**1,563,399**	**2,066,654**

1 • ACTIVITY DESCRIPTION

The Wanadoo group ("Wanadoo") carries out activities throughout the entire Internet value chain in its subsidiaries across France and Europe, be it in access, portal, e-merchant, and directory businesses.

2 • ACCOUNTING POLICIES

Wanadoo's consolidated financial statements have been drawn up in accordance with accounting principles generally accepted in France, as set out by ruling 99-02 of the Comité de la Réglementation Comptable.

Presentation of the financial statements

Wanadoo's balance sheet, income statement and cash flow statement are presented in euros.

- EBITDA corresponds to earnings before interest, taxes, depreciation and amortization of fixed assets.
- Operating earnings are the difference between operating revenues and expenses, and are presented by destination, other than depreciation of fixed assets (excluding goodwill) which is shown in a separate item. These expenses include the results from divestments of tangible and intangible assets.
- When significant, operating income and expenses which are of a specific and non-recurring nature are presented separately in the income statement.
- "Other non-operating income (expenses), net" primarily includes the results of divestments of investment securities and changes in provisions for investment securities and marketable securities as well as dividend income. They also include profits from divestments, topping the scope of current operations (real estate assets, leases...).
- Amortization expenses relative to goodwill pertain to the goodwill for consolidated companies using full and proportional integration methods as well as the equity method.
- The balance sheet presents assets and liabilities in increasing order of degree of liquidity or maturity separated into short-term items (those maturing within one year) and long-term items.
- The cash flow statement shows the movements in cash other than bank overdrafts and marketable securities with maturity of more than three months at acquisition, the movements of which are shown in financing and investing activities, respectively.

Consolidation principles

A company, whether acquired or created, and on which the group has key influence, is consolidated when at least two of the three following thresholds are met: 7.5 million euros in revenues, 15 million euros in total assets, 3 million euros in shareholders' equity.

The key consolidation methods are the following:

- Subsidiaries over which Wanadoo exercises exclusive control, either directly or indirectly, are consolidated using the full consolidation method.
- Companies over which Wanadoo exercises significant influence are consolidated using the equity method.
- Non-consolidated companies referred to in Note 9 "Investment securities" are not significant, either individually or in aggregate, in relation to the consolidated financial statements.

Conversion of the financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries expressed in local currency are converted as follows:

- Assets and liabilities are converted at the closing rate;
- Income statement items are converted at the average rate for the fiscal year;
- Exchange rate differences arising from the application of these different rates are shown in a separate heading within shareholder's equity.

Operations in foreign currency

Monetary assets and liabilities denominated in foreign currency are converted at the end of the year at the closing rate.

Unrealized gains and losses on monetary balances denominated in foreign currency are recorded in the income statement.

Accounting for income

Revenues are accounted for when the service is performed:

- Revenues from subscriptions linked to access and/or connection time are recognized during the period in which the service is performed;
- Revenues relating to online advertising are spread over the duration of the campaign;
- Revenues generated from audience referral and e-merchant agreements are spread over the duration of the agreement (with respect to the fixed portion of these revenues) or recorded at the time the service is performed (with respect to the variable portion of these revenues);
- Exchanges of services (*barter*) are recorded at the value of the service purchased, when known, or at the value of the service sold and calculated on the basis of other transactions for which a reference exists;
- For printed and online directories, sales and advertising revenues are recognized when directories are published. As a result, sales and advertising revenues invoiced before publication of the relevant directory are recorded on the balance sheet under "Deferred income".

Advertising costs

Advertising costs are fully recorded as expenses in the year in which they are incurred.

Research and development costs

Research and development costs are recorded as expenses in the year in which they are incurred.

Internet site development costs

Development costs for Internet sites for businesses are accounted as assets. Expenses related to maintenance of these items are recorded as costs.

Internet customer acquisition costs

Wanadoo records new customer acquisition costs for Internet access operations in the year in which they are incurred. The costs mainly relate to advertising expenses and commissions granted to distributors.

Cash

Cash consists of immediately available liquidities and short-term securities without capital risk that mature generally within three months of the date of acquisition. These securities are recorded at historic cost, which nears market value.

Market securities

Market securities are recorded at acquisition cost. If necessary, a provision is recorded on a line-by-line basis to reflect the average market value of securities of the same type during the previous month or, in the case of non-quoted securities, to reflect probable market value.

Customer credit risk

Provisions for trade accounts receivable are recorded on the base of an evaluation of the risk of non-recovery, based on an individual or statistical assessment of the risk.

Inventories

Inventories and work in progress are valued at the lowest cost and probable net market value. Cost corresponds to acquisition or production cost; for merchandise, production cost is generally determined using the weighted average cost method.

Accounting for company acquisitions and goodwill

Upon acquisition of a business, the purchase price is allocated on a fair value basis to the identifiable assets and liabilities of the business acquired. The fair value of identifiable intangible assets such as trademarks, licenses and market share is determined using generally accepted methods such as the income approach, the cost approach, or the market value approach.

The difference in the purchase price over the fair value of the share of identifiable assets and liabilities of the business acquired is recorded in the consolidated balance sheet under the heading "Goodwill" for fully and proportionally consolidated entities and is included in the heading "Investments accounted for under the equity method" for entities over which Wanadoo has a significant influence.

The amortization period for goodwill, usually ranging from 5 to 20 years, is determined after taking into consideration the specific nature of the business acquired and the strategic value of each acquisition.

Goodwill is subject to impairment review when events or circumstances occur indicating that an impairment may exist. Such events or circumstances include significant adverse changes, other than temporary, in the market, or in assumptions or expectations considered at the time of the acquisition. The need to recognize impairment is assessed with reference to discounted cash flows . Calculating future cash flows stems from the following hypotheses:

- business plan over a feasible period, established per entity, and updated at each end of period and presenting ebitda for estimated revenues, capital expenditure and working capital requirements,
- long term growth for a period longer than detailed in the business plan,
- weighted average cost of capital.

These hypotheses reflect the strategic objectives the group is pursuing and include hypotheses relative to the Group's economic environment. The calculated value integrates the on-target performances the entities have realized, as well as strategic decisions deployed by Wanadoo, and confirms the Group's views on the sector's economic evolution.

In accordance with ruling 99-02 of the Comité de la Réglementation Comptable, acquisition costs relating to shares of an acquired company may be replaced by an amount equal to the value of the assets and liabilities comprising such company's net assets, provided that the acquisition satisfies the conditions set forth in Article 215. This Article requires, among other things, that the purchaser acquires at least 90% of the share capital of the acquired company and pays for such acquisition in its own shares. Wanadoo's acquisitions of Pages Jaunes, Wanadoo España, Wanadoo Nederland (formerly Euronet Internet) and Freeserve in the UK (carried out by means of contribution of shares to Wanadoo in all cases) have been accounted for using the method set forth in Article 215.

Intangible (excluding goodwill) and tangible fixed assets

Fixed assets are recorded at acquisition or production cost.

Other intangible assets also include direct production costs for publishing companies, which are capitalized and amortized over the period relating to production revenues.

Goods financed by a lease contract which transfers the risks and rewards of ownership to Wanadoo are recorded as fixed assets, with a matching entry in financial debts.

Fixed assets other than goodwill are amortized on a straight line basis in accordance with the useful life of the asset. Generally, assets are amortized over one to five years, except for buildings (which are amortized over 25 to 30 years) and fixtures and fittings (which are amortized over five to ten years).

Depreciation of fixed assets

Tangible and intangible fixed assets are depreciated through an impairment charge whenever, due to events or circumstances occurring during the relevant period, their economic value appears to be permanently lower than their net book value.

Investment securities

Investment securities are recorded at the cost at which they are acquired by Wanadoo (including, where appropriate, costs directly related to the transaction). A provision for depreciation is recorded if the resulting acquisition price is higher than the value in use, based on Wanadoo management's assessment and based on criteria such as market value, development and profitability perspectives, as well as the outlook on shareholders' equity and depending on the specific nature of each investment.

Deferred taxation

Wanadoo records deferred taxation resulting from temporary differences between the tax value and the accounting value of assets and liabilities, as well as those arising from losses carried forward. Provisions for depreciation of deferred tax assets are recorded based on the probability of recovering these taxes.

Purchase of treasury stock

Purchase of treasury shares are recorded at purchase cost as a reduction to shareholders' equity. When selling treasury stock which had lowered shareholders' equity, losses and gains are posted to the consolidated reserves at the full amount net of taxes. Provisions for depreciation of treasury stock posted to Wanadoo statutory financial accounts are eliminated upon consolidation.

Earnings per share

Two types of earnings per share are presented: unadjusted earnings per share and diluted earnings per share. Unadjusted earnings per share, valued according to ruling 27 of OEC, is the result of earnings available to ordinary shareholders divided by the weighted average number of ordinary shares outstanding. In case of a capital increase paid in cash, the date chosen depends on when cash is available. In case of capital increases in exchange for external contributions of newly consolidated businesses, the date of first consolidation is chosen. Weighted average of ordinary shares outstanding does not include treasury stocks. The number of shares used for the calculation of diluted earnings per share takes account of conversion into ordinary shares of existing potentially dilutive instruments.

Retirement indemnities

French law requires employers to make a payment to employees on retirement. The amount of the payment depends on the employee's length of service and age at retirement. The actuarial cost of this commitment is recorded each year during the employee's service life.

Stock options

Stock options granted to management and employees are recorded at option exercise date.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in these financial statements and their accompanying notes, especially in terms of provisions for risks, deferred tax assets, goodwill and investment securities. Actual results could differ from these estimates.

3 • CHANGES IN SCOPE OF CONSOLIDATION

The most significant changes in the scope of consolidation that occurred during the periods presented are described below:

- **2002**

Key acquisitions

- eresMas

In July 2002 Wanadoo signed an agreement with telecoms operator Auna, to fully acquire 100% of the Spanish Internet service provider and portals eresMas Interactiva (hereafter referred to as «eresMas»), via a share swap for Wanadoo shares. On October 24, 2002, Wanadoo's shareholder assembly approved Auna's bringing forward of 14,527 thousand eresMas shares, representing 100% of eresMas' capital for 255 million euros. In line with the « exchange share agreement» signed with Auna, the number of Wanadoo shares issued in exchange was calculated on the basis of the average share closing price of the Wanadoo shares for the last twenty trading days « date of calling », which is defined as being 8 days before the publication of the meeting in the French legal BALO, or September 15, 2002.

As payment, Wanadoo issued 53,622 thousand shares for a nominal value of de 0.3 euro, fully freed and available as of January 1, 2002.

This acquisition was accounted for under Article 215 of Règlement 99-02.

EresMas and its subsidiaries (Click Viajes, IP Multimedia, Rincon del Vago, Autocity Networks, Canary Guide, Latin Red, eresMas Inc, Europortal Jumpy) entered in the scope of group consolidation as of November 1, 2002 and are consolidated by full integration with the exception of Europortal Jumpy which is consolidated by equity.

- QDQ Media (ex-Indice Multimedia)

In agreement with the engagements undertaken, Wanadoo purchased part of shares held by QDQ Media minority shareholders, thus bringing its detention rate to 98.18%. Moreover, Wanadoo participated alone in the capital increase of 24.7 million euros of QDQ Media via a cash provision of 6 million euros and a shareholders' advance compensation of 18.7 million euros. This capital increase had a dilutive impact of 0.9 point on minority shareholding. At December 31, 2002, total share interest of the Group in QDQ Media totaled 99.06%.

- Wanadoo Edition

In 2002, Wanadoo Portails purchased the remainder of the shares owned by Wanadoo Edition minority shareholders. The acquisition price of all the shares purchased totaled 13.1 million euros. Consequently at the end of the period, the Wanadoo group owned 100% of Wanadoo Edition.

- Maroc Connect

At end December 2002, Wanadoo International purchased an additional 3.2% of Maroc Connect capital stock, pushing the group's stake in Maroc Connect to 93.2%. Wanadoo Group then increased Maroc Connect's capital by incorporating its debt in Maroc Connect for 9.8 million euros. At December 31, 2002, the group's total percentage in Maroc Connect totaled 97.88%

Main disposals

- Wanadoo Services Pro

Wanadoo sold its 100% stake in Wanadoo Services Pro (operating and developing corporate web sites and hosting) to Cogecom, with a retroactive effect to January 1, 2002,.

- Mediatel do Brasil and Telelistas

Wanadoo sold its stake in Mediatel do Brasil and its subsidiary Telelistas, a company formed under Brazilian law, and which publishes directories for the state of Rio de Janeiro. These two companies, were totally integrated at December 31, 2001, and were no longer in the scope of consolidation as of January 1, 2002.

Internal restructurating

In 2002 the company pursued its rationalisation and simplification of its legal structures, based on business poles. Wanadoo Interactive Câble merged with Wanadoo Interactive, effective retroactively at January 1, 2002.

The key international stakes were regrouped under Wanadoo International. These reclassifications did not impact the group's net consolidated situation, all the participations were 100% owned.

- **2001**

Changes in scope of consolidation due to acquisitions:

Share Exchange Offer on Freeserve

In December 2000, Wanadoo launched a share exchange offer to acquire 100% of the share capital of Freeserve. The offer was made on the basis of 0.225 new Wanadoo share for each Freeserve share. At December 31, 2001, 230,069,681 Wanadoo shares were issued representing a purchase price of 2,078 million Euros. The acquisition of Freeserve was accounted for under Article 215 of ruling 99-02 of the Comité de la Réglementation Comptable. Consequently, no goodwill was recorded.

Acquisition of Indice Multimedia

On December 18, 2000 Wanadoo reached an agreement to acquire 100% of the share capital of Indice Multimedia. Shareholders approved the issuance of 20,325,444 Wanadoo shares and the payment of 80,529 thousand Euros in cash at the General Meeting of March 22, 2001, in exchange for 88.06% of Indice Multimedia share capital. In addition, commitments to sell and buy shares were concluded with the employees and a group of shareholders, mainly composed of the directors of Indice, on the basis of 229.37 Euros for each share brought forward. Consequently, 0.707% of the shares were acquired from Indice employees in July and October 2001. Capitalization of part of the Wanadoo loan had a dilutive impact of 7.14 points on minority shareholding. At end-December 2001, total share interest of the group in Indice Multimedia totaled 94.56%. Goodwill arising from this acquisition amounts to 322 million Euros and is amortized over a twenty-year period.

Changes in scope of consolidation due to mergers:

In order to rationalize the main activities (access, portals, e-merchant), mergers occurred within the group in 2001:

- Wanadoo Portails merged with Wanadoo Audiovisuel, Mappy, FT2Mjeux, (all three are consolidated subsidiaries), and FT2M Education, Echo Interactive (non consolidated subsidiaries);
- Wanadoo Services Pro merged with Immedia and Medialine (both acquired in February 2001);
- Wanadoo E-Merchant (formerly Alapage) merged with La Générale du Livre, LaLibrairie.com (consolidated subsidiaries) and Alapage SARL (non-consolidated investment). The Sous La Lampe company was already merged with LaLibrairie.com;
- Chronaxies, which was not consolidated, merged with Wanadoo Data (formerly Mediatel).

- **2000**

Changes in scope of consolidation due to acquisitions

As part of a corporate reorganization process initiated in the first half of 2000, the Internet access service activities in Spain created or acquired by France Télécom and its minority partners in 1999 were transferred to Wanadoo Espana S.L. France Télécom and its partners agreed to exchange their shares in Wanadoo Espana for shares in Wanadoo. According to the "framework agreement", the Shareholders' meeting of October 20,2000 approved the transfer of these activities.

In 2000, the Internet access provider Euronet Netherlands was acquired in exchange for Wanadoo's shares and had been fully consolidated.
As discussed in Note 2, the acquisitions of Pages Jaunes (formerly ODA), Wanadoo Espana and Euronet Internet BV (Netherlands) were accounted for under Article 215 of ruling 99-02 of the *Comité de la Réglementation Comptable*. Consequently, no goodwill was recorded.

The goodwill corresponding to the acquisition of Marcopoly in 2000 amounts to 24 million euro and is amortized over five years.

As part of a reorganization process, Telecommerce, Rapdisite, FT site and Triel were merged into a new entity, Wanadoo Services Pro; likewise, FT2M Edition was transferred to Index I2P: they merged into Wanadoo Edition, held 63.74% by Wanadoo and fully consolidated.

Wanadoo repurchased the minority interests in FIT production, a company specialized in audiovisual productions. At December 31, 2000 FIT Production was held 100% by Wanadoo and was consolidated from January 1, 2000.

4 • PRO FORMA INFORMATION RELATIVE TO FINANCIAL STATEMENTS

The pro forma consolidated financial statements presented below are for illustrative purposes only, and intend to present the effect of the group's two main acquisitions in 2001 and 2002: Freeserve and eresMas . These acquisitions were accounted for under Article 215 of the "new accounting rules and methods relative to consolidated accounts" by assuming full realization of these transactions at the beginning of fiscal year 2001. The pro forma statements are illustrative examples and cannot be used to assess the financial conditions and the prospective results and cash-flows of the entity formed by Wanadoo, Freeserve and eresMas.

4.1 Proforma statement of income at December 31, 2002

(In euros, thousands)	Wanadoo[2]	EresMas 10 months[3]	Total
Revenues	2,074,531	58,755	2,133,286
Operating charges	(1,984,577)	(98,078)	(2,082,655)
EBITDA[1]	**89,954**	**(39,323)**	**50,631**
Depreciation of fixed assets	(96,021)	(21,041)	(117,062)
Operating income	**(6,067)**	**(60,364)**	**(66,431)**
Financial income, net	55,897	(257)	55,640
Other non-operating income (expense), net	17,856		17,856
Employee profit-sharing	(26,890)		(26,890)
Income taxes	58,231		58,231
Equity in net income of affiliates	829		829
Income before goodwill amortization and minority interest	**99,856**	**(60,621)**	**39,235**
Amortization of goodwill	(70,615)		(70,615)
Minority interest	388		388
Net income	**29,629**	**(60,621)**	**(30,992)**

[1] *EBITDA : Operating income before amortization and depreciation of fixed assets*
[2] *Wanadoo consolidated accounts for the the 12 month period ending December 31, 2002*
[3] *eresMas proforma consolidated accounts for January to October 2002*

4.2 Proforma statement of income at December 31, 2001

(In euros, thousands)	Wanadoo[2]	Freeserve 2 months[3]	EresMas 12 months[4]	Total
Revenues	1,563,286	18,992	54,026	1,636,304
Operating expenses	(1,626,821)	(30,424)	(113,178)	(1,770,422)
EBITDA[1]	**(63,534)**	**(11,432)**	**(59,152)**	**(134,118)**
Depreciation of fixed assets	(89,491)	(1,521)	(21,878)	(112,890)
Operating income	**(153,025)**	**(12,953)**	**(81,030)**	**(247,008)**
Financial income, net	72,352	706	(1,834)	71,224
Other non-operating income (expense), net	(25,327)	(40,077)[5]		(65,404)
Employee profit-sharing	(21,673)			(21,673)
Income taxes	(2,658)			(2,658)
Equity in net income of affiliates	778			778
Income before goodwill amortization and minority interest	**(129,553)**	**(52,324)**	**(82,864)**	**(264,742)**
Amortization of goodwill	(63,881)	(2,174)		(66,055)
Minority interest	209	726		935
Net income	**(193,225)**	**(53,772)**	**(82,864)**	**(329,862)**

[1] *EBITDA : EBITDA : Operating income before amortization and depreciation of fixed assets*
[2] *Wanadoo consolidated accounts at December 31, 2001*
[3] *Freeserve proforma consolidated accounts for January and February 2001*
[4] *eresMas proforma consolidated accounts for the 12 months of 2001*
[5] *Include depreciation for Freeserve-held stakes in the following Internet companies : Telepost, Global.net, Stock Academy*

5 • GOODWILL

The table below shows a breakdown of the net book value of goodwill for fully consolidated entities:

(in euros, thousands)	At December 31			
	2002			2001
	Gross value	Cumulated depreciation	Net Value	Net Value
QDQ Media	339,719	(28,877)	310,842	310,000
Intracus Ltd	59,654	(31,814)	27,840	42,516
Wanadoo E-merchant	47,198	(30,683)	16,515	25,955
Wanadoo Edition	22,737	(6,250)	16,487	9,350
Kompass France	14,006	(2,100)	11,906	12,606
Marcopoly	24,246	(13,730)	10,516	15,365
Wanadoo Portails	21,793	(11,286)	10,507	14,866
Wanadoo Nederland	6,300	(630)	5,670	0
Wanadoo Espana SL	26,881	(21,504)	5,377	10,753
Wanadoo Belgique	17,592	(13,295)	4,297	12,315
Wanadoo Interactive	7,759	(3,945)	3,814	5,367
Wanadoo Services Pro	0	0	0	16,540
Others	35,632	(31,665)	3,967	5,576
Total	623,517	(195,779)	427,738	481,209

The change in the net value of goodwill can be analyzed as follows:

(in euros, thousands)	At December 31 2002	2001	2000
Opening balance	**481,209**	**139,864**	**46,084**
• Acquisitions/disposals	19,472	402,899	118,961
• Depreciation expenses	(70,615)	(63,881)	(25,181)
• Translation adjustment	(2,328)	2,327	
Closing balance	**427,738**	**481,209**	**139,864**

Key acquisitions concern:

- QDQ Media: additional acquisition of 3.6% of the capital generating a goodwill of 24.2 million euros, for a total gross goodwill of 346.2 million euros.
  This value was pushed down to 6.5 million euros, the amount received in July 2002 as an adjustment of the initial price.
- Wanadoo Edition: In March and July 2002 Wanadoo purchased the remaining shares still owned by minority shareholders. These deals impacted goodwill positively for 11 million euros.
- Wanadoo Nederland: Acquired in June 2002 and then merger of Myweb with Wanadoo Nederland for a gross goodwill of 6.3 million euros.

Disposals only include the goodwill linked to Wanadoo Services Pro for 16.5 million euros.

At the end of this period the disposal of Wanadoo Belgium was under negotiation. An exceptional depreciation of 4.5 million euros of goodwill was booked, corresponding to the probable loss when the shares will be disposed of.

An impairment test was carried out at the date of closure for other goodwill based on the method described in note 2-Accounting methods, on the basis of 10 year business plans, long term growth rate between 3 and 4% and a weighted average cost of capital ranging between 9 and 13% based on the businesses.

This test has not led to the booking of exceptional amortization.

6 • OTHER INTANGIBLE ASSETS

(In euros, thousands)	At December 31 2002			2001
	Gross value	Cumulated depreciation	Net Value	Net Value
Licenses, patents and tokens	48,253	(30,332)	17,921	16,070
Other intangible assets	134,134	(119,145)	14,989	15,006
Total	**182,387**	**(149,477)**	**32,910**	**31,076**

Provisions for expenses for other intangible assets totaled 25,537 thousand euros at December 31, 2002 (28,572 thousand euros at December 31, 2001).

The change in net value of other intangible assets breaks down as follows:

(in euros, thousands)	2002	2001	2000
Opening balance	**31,076**	**24,532**	**1,766**
• Acquisitions	29,889	36,691	24,040
• Changes in scope of consolidation	1,156	422	9,225
• Disposals	(1,525)	(103)	(52)
• Depreciation expenses	(25,537)	(28,571)	(12,873)
• Reclassifications	(2,149)	(1,895)	2,426
Closing balance	**32,910**	**31,076**	**24,532**

7 • TANGIBLE ASSETS

(in euros, thousands)	At December 31 2002 Gross value	Cumulated depreciation	Net Value	2001 Net Value
Land and buildings	9,842	(993)	8,849	74,825
Network equipment	79,917	(47,523)	32,394	27,270
Computer equipment and terminals	266,379	(167,720)	98,659	69,076
Other	49,015	(24,798)	24,217	24,846
Total	405,153	(241,034)	164,119	196,017

The change in net value of tangible assets can be analyzed as follows:

(in euros, thousands)	At December 31 2002	2001	2000
Opening balance	**196,017**	**153,343**	**25,197**
• Acquisitions of tangible fixed assets	77,116	74,440	49,922
• Changes in scope of consolidation	27,939	29,003	118,693
• Assets sold and scrapped	(67,175)	(2,577)	(,2,510)
• depreciation expense	(70,475)	(60,919)	(,35,518)
• Reclassification	2,327	1,828	(,2,486)
• Translation adjustment	(1,629)	899	45
Closing balance	**164,119**	**196,017**	**153,343**

In March 2002, the Group sold its Sèvres-based property and finance lease to a consortium of real estate investors for a total price of 86 million euros. The net book value of the property totaled 66 million euros. The pre-tax consolidated net value and after registration rights totaled 17.3 million euros. Because of its non-recurrent status, this capital gain has been classified in non-operating earnings.

8 • INVESTMENTS ACCOUNTED FOR UNDER THE EQUITY METHOD

Investments accounted for under the equity method include the 50% interest held in Eurodirectory and Europortal Jumpy. Europortal Jumpy is an eresMas subsidiary.

The value booked for these stakes breaks down as follows :

(in euros, thousands)	At December 31 2002	2001	2000
Opening balance	**1,964**	**1,653**	**0**
• Eurodirectory			
Stake held			1,424
Equity in earnings	1,003	778	229
Dividends aid out	(615)	(467)	
	2,352	1,964	1,653
• Europortal Jumpy			
Stake held	70		
Capital increase	550		
Equity in earnings	(173)		
	447		
Closing balance	**2,799**	**1,964**	**1,653**

9 • INVESTMENT SECURITIES

The table below shows a breakdown of Wanadoo's principal non-consolidated investments:

	At December 31						
	2002						2001
(In euros, thousands)	% stake	Net Equity (1)	Net Income (1)	Gross value	Provision	Net book value	Net book value
Access, portals and e-merchant							
France animation	97.9 %	282	(1,541)	11,440	(11,440)	-	2,086
Netcall (1)	0%						730
Think Ventures (2)	20.0%			3,447	(2,921)	526	582
Wanadoo Maps (3)	100.0%	1,420	858	10,290	-	10,290	10,290
Media Gool (4)	40.0%	720	(1,348)	2,406	(2,140)	266	
Directories and other business							
Pages Jaunes Liban	89.6 %	239	(204)	2,093	-	2,093	2,093
Axilog (1)	0 %			-	-	-	7,377
Maroc annuaires	99.9%	1,733	542	3,004		3,004	2,897
Mezzo	20.0%	5,210	(212)	5,170	(3,952)	1,218	4,027
Miscellaneous <2 million				13,261	(9,472)	3,789	7,771
Total				51,111	(29,925)	21,186	37,853
Capitalized Advances				384	(384)	-	-
Total				**51,495**	**(30,309)**	**21,186**	**37,853**

(1) stake sold in 2002

(2) Internet start up incubator

(3) formerly- SNV

(4) stake held by eresMas

(5) on the basis of estimated 2002 earnings

The net change in provisions for non-consolidated investment securities consists of an expense of 3,327 thousand euros in 2002 and 14,288 thousand euros at December 31, 2001.

Key changes in the period concern Axilog, Clearly Business and Netcall, the liquidation of Telepost Inc and the entrance of Media Gool via the eresMas acquisition. Excluding Axilog (capital gains of 1.3 million euros), disposals and liquidations have not significantly impacted accounts, these entities' assets were previously depreciated (see. note 13 Provisions for asset depreciation).

10 • OTHER LONG-TERM ASSETS

This item primarily includes the long term part of financing current accounts with non consolidated subsidiaries.

11 • TRADE ACCOUNTS RECEIVABLE

All trade receivables fall due within one year. Since customers comprise both business and residential clients, Wanadoo does not consider that it is exposed to a concentration of customer risk.

The breakdown per gross value and depreciation of client accounts includes:

	At December 31		
(in euros, thousands)	2002	2001	2000
Gross trade receivables	626,120	523,532	421,263
Provisions for allowances	(50,713)	(42,610)	(18,431)
Net accounts receivable	575,407	480,922	402,833

12 • OTHER CURRENT ASSETS AND PREPAID EXPENSES

The change in other current assets and prepaid expenses can be explained by the refund, received in 2002, of taxes paid to the French government and the ceiling of these tax payments in 2002, thanks to the tax consolidation regime in effect since 2001 . Tax refund for 2001 amounted to 61 million euros and reimbursement to be received in 2003 totals 17 million euros. A decrease in provision for depreciation of assets linked to advance payments paid in 2001 by Freeserve on the rental of its ports explains the variation of prepaid expenses.

13 • PROVISIONS FOR ASSET DEPRECIATION

The detail of the various provisions booked for asset depreciation other than tangible and intangible assets breaks down as follows:

	Opening balance	Net provision/ reversal	Other move-ments [1]	Closing balance
At December 31, 2001				
Investment securities	13,765	(16,529)	67,676	64,913
Accounts receivable	18,431	16,680	7,499	42,610
Other assets	7,086	(1,419)	304	5,971
Market securities	-	(10)	25	15

	Opening balance	Net provision/ reversal	Other move-ments [1]	Closing balance
At December 31, 2002				
Investment securities	64,913	(39,765)	5,161	30,309
Accounts receivable	42,610	10,859	(2,756)	50,713
Other assets	5,971	7,301	(1,095)	12,177
Market securities	15	(15)		-

(1) includes changes in foreign exchange rates and scope of consolidation.

Net reversals of provisions for depreciation of assets break down as follows:

	M€	
Télépost	27.0	(liquidated)
Netcall	6.4	(sold)
Clearly Business	3.6	(sold)
Autres	2.8	

Total	39.8	

14 • SHAREHOLDER'EQUITY AND MINORITY INTERESTS

At December 31, 2002, the switch from Wanadoo's equity to consolidated equity breaks down as follows :

(in euros, thousands)	At December 31,2002
Shareholders' equity for Wanadoo	
• Capital	448,579
• Paid-in capital	6,243,780
• Legal retained earnings and other legal retained earnings	38,213
• Retained earnings (including earnings for the year)	(1,656,917)
	5,073,655
• Consolidated retained earnings (including earnings for the year)	(3,235,269)
• Translation reserve	(588)
Consolidated shareholders' equity	**1,837,798**

At December 31, 2002, Wanadoo's capital was divided into 1,495,264,412 shares at a par value of 0.3 euro.

Additional paid-in capital is presented net of costs incurred during the IPO and net of Freeserve acquisition costs related to the share exchange offer.

The change in minority interests breaks down as follows :

(in euros, thousands)	2002	2001
Opening balance	1,224	2,691
• Net income	(388)	(209)
• Change in scope of consolidation	(650)	(1,260)
• Translation adjustment	15	2
Closing balance	**201**	**1,224**

In 2002, the changes in scope of consolidation relate to QDQ Media, Wanadoo Edition and Maroc Connect minority shareholder purchases (see. note 3- Changes in scope of consolidation). The balance for minority interests at December 31, 2002 is basically composed of Maroc Connect minority shareholders' equity.

15 • PROVISIONS AND OTHER LONG TERM LIABILITIES

Provisions and other long term liabilities break down as follows :

(in euros, thousands)	At December 31		
	2002	2001	2000
Retirement indemnities	17,182	17,354	11,269
Provision for subsidiary risk	8,191	13,204	8,151
Provision for deferred tax liabilities	3,755	2,937	2
Other provisions for risks and charges	8,905	4,896	5,199
Total long-term provisions	38,033	38,391	24,622
Other long term debt	377	0	0
Provisions and other long term debt	**38,410**	**38,391**	**24,622**

Other provisions for risks and charges primarily include provisions for pending litigation namely Pages Jaunes.

Changes in long-term provisions break down as follows:

(in euros, thousands)	At December 31 2002	2001	2000
Opening balance	**38,391**	**24,622**	**5,734**
Provision for the period	15,969		
Reversal (used)	(10,019)		
Reversal (not used)	(1,974)		
• Net provision/reversal	3,976	26,148	10,379
• Change in scope of consolidation	(787)	(13,799)	11,405
• Reclassification	(3,525)	1,383	(2,920)
• Translation adjustment	(22)	37	24
Closing balance	**38,033**	**38,391**	**24,622**

The net impact of expenses incurred breaks down as follows:

(in euros, thousands)	**Provisions for the period**	**Reversal (provision not used)**
Operating income	(9 772)	1 840
Financial income	0	0
Exceptional income	(6 197)	134

16 • FINANCIAL DEBT AND CASH

The table below shows a breakdown of net treasury by main category:

(in euros, thousands)	At December 31 2002	2001	2000
Market securities	16,253	16,108	28,639
Cash	1,644,655	1,563,399	2,066,654
Total market securities, cash and cash equivalents	**1,660,908**	**1,579,507**	**2,095,293**
Shareholder advances	3,659	3,314	19,225
Capital leases	482	35,666	37,280
Bank overdrafts and loans	91,097	29,441	19,450
Other non bank loans	19,742	14,760	43,044
Total financial debt	**114,979**	**83,180**	**118,999,**
Of which mature in less than one year	114,711	49,533	62,510
Of which mature in more than one year	269	33,647	56,489
Net treasury	**1,545,928**	**1,496,327**	**1,976,294**

Prior to the IPO, Wanadoo's financing requirements were principally met by the France Télécom group in the form of non-interest bearing shareholder advances. Since the IPO, Group financing needs have been met through proceeds raised at this time. As of 2002, the Group has boosted the amount of cash via its businesses.

Cash consists principally of cash invested by Pages Jaunes and Wanadoo with France Télécom.

At December 31, 2002, "Other non-bank loans" include current accounts for 51.1 million euros for short term loans contracted by eresMas. "Other non banking loans" include current accounts for France Télécom group companies for a total 17 million euros.

Changes in Wanadoo financial debt break down as follows:

(in euros, thousands)	Au 31 décembre 2002	2001
Opening balance	**83,180**	**118,999**
Net increase (decrease)	(10,603)	(101,932)
• Change in scope of consolidation [1]	43,771	66,308
• Reclassification		(197)
• Translation adjustment	(1,368)	3
Closing balance	**114,979**	**83,180**

. [1] 2001: mainly includes the effect of QDQ Media in the scope of consolidation at April 1, 2001.
. 2002: mainly includes the disposal of Wanadoo Services Pro and the inclusion of eresMas in the scope of consolidation.

Most of the debt is short-term, or less than one year.

Wanadoo's financial debt is expressed in euros.

Given the nature of Wanadoo's financial debt and the lack of major exposure to market risk, Wanadoo has not resorted to the use of financial derivatives, over the studied periods.

17 • PROVISIONS AND OTHER SHORT TERM LIABILITIES

Provisions and other short term liabilities break down as follows:

(in euros, thousands)	2002	2001
Short term provisions	5,155	13,152
Accrued expenses	243,824	194,421
Other current liabilities	27,369	30,100
Short term deferred tax liabilities	2,473	570
Total provisions and other short term liabilities	**278,821**	**238,244**

The change in provisions and short term liabilities breaks down as follows :

(in euros, thousands)	2002	2001
Opening balance	13,152	11,204
Provision	4,424	
Reversal (used)	(8,661)	
Reversal (not used)	(313)	
Net provision/reversal	(4,550)	(14,698)
Change in the scope of consolidation	(3,406)	16,602
Translation adjustment	(41)	44
Total short term provisions	**5,155**	**13,152**

Short term provisions at December 31, 2002 include provisions for pending litigation concerning Wanadoo Interactive.

The net impact of expenses incurred breaks down as follows :

(in euros million)	Provisions for the period	Reversal (provision not used)
Operating income	(4 394)	155
Financial income		
Exceptional income	(30)	158

18 • INFORMATION PER BUSINESS SEGMENT

Wanadoo operates through two segments, established on the basis of operational criteria, including the growth potential, investment strategy and profitability that characterize the relevant markets. Wanadoo's business segmentation may change in the future depending on changes in these criteria.

The table below presents the key operating aggregates by segments:

(in euros, thousands)	At December 31 2002	2001	2000
Access, portals and e-Merchant			
Revenues	1,198,994	715,930	317,538
EBITDA [1]	(166,258)	(289,914)	(246,537)
Amortization	(79,908)	(69,468)	(38,990)
Operating income	(246,166)	(359,382)	(285,526)
Tangible and intangible investments	92,228	95,750	62,268
Average Headcount[2]	2,323	2,130	1,366
Directories			
Revenues	880,367	848,165	423,864
EBITDA [1]	288,656	238,526	132,448
Amortization	(15,486)	(19,840)	(9,469)
Operating income	273,170	218,686	122,979
Tangible and intangible investments	13,772	13,472	11,651
Average Headcount[2]	4,282	4,356	3,259
Others [3]			
Revenues	(4,830)	(809)	3,291
EBITDA [1]	(32,444)	(12,147)	(3,847)
Amortization	(627)	(183)	(5)
Operating income	(33,071)	(12,330)	(3,851)
Tangible and intangible investments	1,757	1,343	42
Average Headcount[2]	156	102	37

Total Wanadoo	2002	2001	2000
Revenues	2,074,531	1,563,286	744,693
EBITDA [1]	89,954	(63,534)	(117,936)
Amortization	(96,021)	(89,491)	(48,464)
Operating income	(6,067)	(153,026)	(166,400)
Tangible and intangible investments	107,757	110,566	73,961
Average Headcount[2]	6,761	6,588	4,662

[1] EBITDA : Operating income before depreciation of fixed assets
[2] Average Headcount in full-time equivalents, excluding civil servants provided on a secondment basis and invoiced by France Télécom
[3] Parent company and inter-segment eliminations

19• INFORMATION PER GEOGRAPHIC AREA

(in euros, thousands)	At December 31 2002	2001	2000
Revenue			
France	1,646,052	1,329,779	707,580
Other	428,479	233,507	37,112
Fixed assets			
France	110,746	172,173	156,851
Other	86,283	54,920	21,024

20 • PERSONNEL EXPENSES

(In euros, thousands, except for personnel)	At December 31 2002	2001	2000
Average Headcount	6,761	6,588	4,662
Personnel expenses [1]			
• Wages and salaries	298,103	260,718	118,378
• Social security expenses	101,873	93,825	47,650
Total	**399,976**	**354,543**	**166,028**

(1) excluding Employee profit-sharing.

21 • FINANCIAL INCOME

Financial income is mainly composed of interests from investment of the proceeds received during the IPO and invested with France Télécom, as well as interests generated by Pages Jaunes.

22 • NON-OPERATING INCOME

The Wanadoo Group non-operating income totals 17.9 million euros at December 31, 2002. It can be broken down as follows:

- Disposal of Pages Jaunes real estate	17.3
- Disposal of consolidated subsidiaries [1]	16.6
- Change in provisions on stakes and current accounts in non-consolidated subsidiaries	(12.0)
- Others	(4.0)
	17.9

[1] Wanadoo Services Pro and Mediatel Do Brasil

23 • INCOME TAX

Income taxes break down as follows:

(In euros, thousands)	At December 31 2002	2001	2000
Current taxes	1,995	(34,049)	(55,635)
Deferred taxes	56,236	31,391	1,008
Total income taxes	**58,231**	**(2,658)**	**(54,627)**

Wanadoo SA opted in 2001 for tax consolidation of the French subsidiaries in which it owned at least 95%. At December 31, 2002, fiscal income for the tax consolidation group was negative. The positive current tax at December 31, 2002 corresponds to the Dixons reimbursement with a credit tax linked to Freeserve's negative income and deducted from Dixons' fiscal tax group.

Deferred taxes break down as follows:	m€
- Recognition of losses for Wanadoo SA prior to fiscal integration	13.1
- Recognition of losses for Wanadoo Interactive prior to fiscal integration	37.7
- Net deferred tax recognized on other temporary differences	5.4
	56.2

The reconciliation between the theoretical tax expense calculated using the current tax rate in France and the tax expense actually booked is the following:

Income (expenses) (In euros, thousands)	At December 31, 2002
Net income	29,628
Taxes	58,231
Earnings before tax	(28,603)
Legal tax rate in France	35.43%
Theoretical tax	10,134
Permanent differences	486,317
Subsidiary losses not included in the tax group	(113,076)
Depreciation of losses carried forward from the tax consolidation group	(391,220)
Recognition of deferred tax assets on losses	50,852
Use of Wanadoo Interactive losses prior to tax integration	13,556
Others	1,668
Tax paid	**58,231**

Permanent differences for 2002 mainly show the elimination of the Wanadoo SA's capital loss in consolidated accounts for the bringing forward of Freeserve, Wanadoo Nederland and QDQ Media shares to Wanadoo International.

Wanadoo SA and Wanadoo Interactive's deficits generated prior to the tax consolidation regime, have been recognized assuming their recovery is now very likely.

Other elements impacting the effective tax rate are earnings from companies in affiliates, tax refunds contributed by Freeserve and penalties paid on taxes over the period.

Deferred tax assets on losses carried forward are recognized to the extent that it is highly likely that taxable profit will be available against which the tax loss can be utilized. At December 31, 2002, the amount of deferred taxes not recognized on unused losses totals 734.3 million euros. Tax assets on losses which can be carried forward expire based on the following calendar:

(In euros, thousands)	
2003	516
2004	2,254
2005	21,763
2006	1,485
2007	386,888
beyond 2007	206,955
carried forward with no limit	114,439

The table below shows the breakdown of Wanadoo's deferred tax assets (liabilities) by nature of differences:

(In euros, thousands)	At December 31 2002	2001
Deferred tax assets		
Retirement indemnities	4,881	4,965
Non deductible provisions	32,146	9,257
Employee profit-sharing	9,619	7,632
Tax loss carried forward	798,345	244,809
Other deferred tax assets	6,863	8,670
Total deferred tax assets	851,853	275,333
Provision for depreciation	(758,313)	(240,610)
Net deferred tax assets	93,541	34,723
Deferred tax liabilities		
Deferred expenses	555	1,133
Tax-based provisions	3,554	2,374
Other deferred tax liabilities	2,119	0
Total deferred tax liabilities	6,228	3,507
Net deferred taxes	**87,313**	**31,216**

This net position is posted as follows in the balance sheet:

	At December 31 2002	2001
(In euros, thousands)		
Net long-term deferred tax assets	6,603	4,350
Net short-term deferred tax assets	86,938	30,373
Net long-term deferred tax liabilities	(3,755)	(2,937)
Net short-term deferred tax liabilities	(2,473)	(570)
Total	**87,313**	**31,216**

24• TRANSACTIONS WITH RELATED PARTIES

Transactions and balances with related parties, are summed up below and are part of current operations:

Receivables owed by related parties

(In euros, thousands) **Related parties**	At December 31 2002	2001
France Télécom	87,356	82,437
Uni 2	1,195	15,309
Other France Télécom group companies	17,367	24,615
Total	**105,918**	**122,361**

Debt to related parties

(In euros, thousands)	At December 31	
Related parties	**2002**	**2001**
France Télécom	256,204	330259
Cogecom	105,920	102,370
Uni-2	13,616	37,693
Other France Télécom group companies	9,269	22,236
Total	**385,008**	**492,558**

Key transactions with related parties

Related party	Type of transaction	2002	2001
France Télécom	Connectivity	(258,108)	(198,493)
	Advertising fee[1]	(15,591,)	(25,955)
	Research & Development	(2,361)	(3,799)
	Real estate	(14,476)	(8,348)
	Other operating services	(119,583)	(70,710)
	Current account financing	60,792	77,376
Uni-2	Other operating services	(24,928)	(25,310)
Other France Télécom companies		(23,441)	(32,416)

[1] *fee relates to the « Pages Blanches » directory*

25 • OFF-BALANCE SHEET COMMITMENTS AND RISKS

The key off-balance sheet commitments are provided below:

Legal obligations	Total in euros, thousands	Payments due per period		
		Less than 1 year	1 to 5 years	More than 5 years
Simple rental contract	146,402	24,905	90,218	31,279
Purchase agreements	15,455	11,568	3,887	
Complements to acquisition prices	8,200	7,269	931	
Total	170,057	43,742	95,036	31,279

Other sales agreements	Total in euros, thousands	Payments due per period		
		Less than 1 year	1 to 5 years	More than 5 years
Guarantees	2,332	2,332		
Credit lines	3,855	3,855		
Purchase agreements (goods and services)	414,765	214,927	199,038	800
Total	420,952	221,114	199,038	800

Lease agreements

Wanadoo has lease agreements related to land, buildings, and material. These contracts mature at different dates within the next ten years.

Wanadoo's management anticipates that these agreements will be renewed or replaced upon expiration by other agreements entered into in the normal course of business.

Rental charges recorded in the income statement in respect of operating leases for the period ending December 31, 2002 for simple rentals amounted to 32.9 million euros, comparable to 2001.

Of the 32.9 million euros, 12.5 million were billed by France Télécom. France Télécom's share in future commitments totals 14.3 million euros for 2003, 59.4 million euros for 2004 to 2007 and 9.6 million beyond.

Purchase agreements

Wanadoo SA promised QDQ Media managers that it would buy QDQ Media managers' shares totaling 11.5 million euros in 2003.

Concomitantly Wanadoo SA received promises from the shareholders that they would sell the same number of shares for 11.5 million euros.

Wanadoo SA promised the Phenix bank, that it would buy its Sofica France Image shares for 3.8 million euros, guaranteed by France Telecom.

Wanadoo SA also received a promise from the Phenix bank to sell these shares for 3.8 million euros.

Complements to acquisition prices

As part of acquisition deals when acquiring companies or business segments, Wanadoo is committed to pay a complement to the acquisition price if certain conditions or objectives are met. The table below sets forth the maximum amount of complements to the acquisition price that Wanadoo would be committed to pay if all conditions were met.

Company/business acquired	Maximum complement to the acquisition price (in euros, thousands)
Access to directory data base purchased from Intelmatique	7,000
Fit Création	1,200

Purchase agreement for goods and services

Directory printing
As part of its publishing business, Pages Jaunes signs two or three-year contracts with printers. These commitments are valued at 91.5 million euros including 33.6 million euros to fall due in 2003 and 57.9 million euros to fall due in 2004/2005. These totals vary based on real volumes printed each year.
QDQ Media signed the same type of print contract with a commitment to purchase 3.5 million euros in 2003.
At the beginning of each year Pages Jaunes agrees to buy a certain stock of paper. The balance for 2002 to be carried over to 2003 totals 6.3 million euros. QDQ Media's procurement commitment for paper purchases in 2003 totals 4.9 million euros.

Network capacity/bandwidth purchase
In the scope of their current operations, group subsidiaries purchase network capacity from France Télécom or other telcos, depending on the country. These purchases are multi year deals and totals vary based on real traffic.
In the scope of its contract commitments for both Extenso and Tempo Wanadoo Interactive has signed a network contract with France Télécom based on port and minute volume, for an estimated total of 69.7 million euros for 2003 and 28.7 million euros for 2004 (5 months).
Freeserve has signed the same type of contract with Energis, buying capacity in terms of port volume, for an estimated total of 93.4 million euros for 2003 and 109.2 million euros for 2004.
Wanadoo Nederland is committed to buy an estimated total of 2.3 million euros for 2003, namely from Casema.
Wanadoo España has signed two five-year contracts with Retevision, which started in October 2002, to buy network capacity for its narrowband and ADSL clients. These commitments focus on a minimal 60% of dial up traffic, 60% of the total number of dial-up ports and 60% of ADSL clients within Retevision's geographic coverage. Wanadoo España also signed a five year contract with Uni2 for network capacity, for the remainder of its dial-up traffic. Given that these commitments are based on future traffic flows, they are not valued at December 31, 2002.

Other service contracts
Wanadoo España signed a 6 year contract starting in 2003 with Electronic Data Systems España to outsource customer care. The contract calls for an annual commitment of 0.8 million euros.

Pending litigation

Wanadoo is involved in a number of pending legal proceedings and disputes in the ordinary course of its business. With the exception of the legal proceedings mentioned below, neither the company, nor its subsidiaries are currently or have recently been involved in proceedings which could have a major impact on the group's financial situation, business and/or earnings.

- On December 24, 2001, the European Commission disclosed causes of disagreement with Wanadoo Interactive relating to ruling 82 of the EU Treaty. The Commission declared to suspect unfair pricing relating to broadband Internet access to households, leading to a dominant position abuse. According to the European Commission, the practice can be qualified as 'predatory behavior'. A hearing to the Commission was held on March 18, 2001. The Commission again notified Wanadoo in August 2002, updating the complaints and further qualifying the alleged behaviour. The Commission and Wanadoo Interactive have exchanged their views a number of times. Wanadoo Interactive contests the accusations. The Commission could fine Wanadoo Interactive, in theory up to 10% of revenues for the period. Current legal proceedings do not provide enough background to reasonably estimate the risks undertaken.

- On November 16, 1999, AOL and Cegetel requested the European Competition body for protective measures against Wanadoo and France Télécom, and lodged a formal complaint. This regards the 'Intégrales' and special offers of all-in-one Internet access packages marketed by Wanadoo. AOL and Cegetel allege so-called restrictions of competition from Wanadoo with 'intégrales' special launch offers. The companies also fear 'predatory' pricing and connection discounts relating to the offers in the provider market. On December 21, 1999, the European Competition body dismissed AOL and Cegetel's lawsuit, notably considering fierce competition and comparable offers from other companies. The case is to be referred to the final Court of Appeal, however not yet scheduled.

• At the end of 1999, Club-Internet declared publicly to have brought against Wanadoo an action submitted to the European Competition body. So far, Wanadoo has no information concerning the matter of the lawsuit. Nevertheless, the 'ART' (Telecommunications French regulatory body) has set up a preliminary inquiry concerning the group on the European Competition body's request. Inquiry is about marketing commitments between Wanadoo and France Télécom in Internet access services. The group replied to the inquiry and gave all relevant contracts to the ART, stating that the deals concerned were made according to arm's length, transparent and fair market conditions. Following to the lawsuit, which has not yet been notified to France Télécom, Club-Internet (called 'T-Online France' henceforth) brought once again an action against France Télécom submitted to the European Competition body. Moreover, Club-Internet asked for protective measures to notably prohibit eXtense pack sales in France Télécom's agencies for the time being. In its ruling 02-MC-03 of February 27, 2002, the Council on Competition ordered France Télécom to suspend the marketing "of ADSL packs in the agencies"

France Télécom once again appealed this case to the European Council on Competition, which on July 19, 2002 ruled that "*the measures taken by France Télécom to conform to the injunction cited in article 1 of the ruling of the Council [...], justifies lifting the above mentioned prohibition*.

The Council noted that France Télécom had carried out all required measures to execute the injunction. Marketing by France Télécom agencies resumed immediately. The complaints filed by Club Internet/T-Online are pending and no calendar has yet been determined. France Télécom was notified of the complaints on January 20, 2003

• Tiscali/Liberty Surf has filed a complaint with the Council on Competition against the "France Télécom Group", which also seeks conservatory measures. France Télécom was notified of the complaint on April 10, 2002. Liberty Surf is asking the Council on Competition to:

- jointly with the Minister responsible for the sector, to issue a written order, with grounds, that the business or group of businesses concerned must modify, supplement, or terminate, within a specific period, all agreements and instruments by which the concentration of economic power that permitted the abuses was achieved, even if said instruments have been considered in a procedure stipulated in this section." Liberty Surf is asking the Council to recommend the separation of "Pages Jaunes from the company Wanadoo Interactive in order to weaken the dominant position of Wanadoo Interactive."

- Order the following conservatory measures:

a- Order Wanadoo Interactive (WIN) to "cease all pricing practices that are abusively low, to the point of being predatory";

b- Order WIN to suspend marketing of any ADSL access offer as long as France Télécom has not proposed new rates for its IP-ADSL resale offer;

c- Order the companies of the France Télécom group to cease using technical and/or commercial data which they possess because of a dominant position to the benefit of Wanadoo and WIN in the ADSL sector;

d- Order France Télécom to implement "access to its telephone line management system to allow Liberty Surf" to access eligibility information to carry out online orders under the same conditions of efficiency and time spans as the agencies of France Télécom.

On June 19, 2002, the Competition authority fully dismissed Tiscali / Liberty surf of its request for protective measures. The case may require further investigation, but no calendar has been determined.

• An action against Wanadoo Interactive and France Télécom was filed early in 2002 with the Nanterre Commercial Court by the agent for the Mangoosta liquidation and certain shareholders of this company. The total amount of the claims filed by the plaintiffs is approximately 170 million euros which, according to the plaintiffs, is to indemnify the damages allegedly suffered by the company, because of an abuse by France Télécom and Wanadoo of their dominant position in the ADSL markets and to repay shareholders' contributions.

• In early 2002, Pages Jaunes decided to implement a project regarding changes in the status of 930 sales representatives' contracts, as a means to update the contracts' competitive clauses. One hundred employees refused to sign the contract and dismissed in the second half of 2002. To this day, more than 20 employees are seeking to sue Pages Jaunes on the grounds of the validity of their dismissal.

• Wanadoo and Wanadoo Interactive were the subject of tax audits relating to fiscal years 1998 and 1999. Wanadoo was also audited for 1999 and Wanadoo Interactive was audited for 2000. These audits have now been completed and had no financial impact on the companies audited or the Wanadoo group.

In 2001 and 2002, Pages Jaunes, Wanadoo Interactive and Wanadoo Portails were audited for the years 1998 and 1999. The audits are finished and the companies are contesting the highlighted tax issues.

The expenses incurred for these different procedures are provisioned when the outcome is probable and the amount can be quantified, or reasonably estimated.

At December 31, 2002, the total amount provisioned for the above cited litigation totaled 10.3 million euros.

Wanadoo contests these litigations. Nevertheless, no assurance can be provided as to the outcome of the matters currently pending.

26 • SUBSEQUENT EVENTS

Sale of Wanadoo Belgium

On February 7, 2003, Wanadoo announced its withdrawal from the Belgian Internet market and the sale of its Wanadoo Belgium N.V. subsidiary to Tiscali.

The transaction is valued at 9.5 million euros and payment will be made via a new Tiscali share issue. The total number of shares will be determined by the reference stock market price corresponding to the average of the last 20 closing stock market prices , preceding the date of closing which should occur in March, 2003. The share issue must be approved at Tiscali's next Shareholders' Meeting, to be held before the end of April 2003. The newly issued shares will not be subject to a lock up clause, or bear restrictions in terms of sale.

Wanadoo Portails

In January 2003, a project to protect employment, currently under negotiation, has submitted an employment reduction plan to Wanadoo Portails' employee committee. This plan follows up on a number of cost controls already undertaken for external charges and investment cuts to meet the prospective revenue drop due to sluggishness on the advertising market. These measures should help Wanadoo Portails reduce overall charges and generate a positive free operating cash flow as of 2004.

27 • REMUNERATION OF DIRECTORS

The total amount of remuneration allotted to Wanadoo SA's Chief Executive Officer neared 358 thousand euros.

28 • STOCK OPTION PLANS

The overall number of attributed stock option plans at December 31, 2002, totaled 33,705,327. Of this figure, 3,293,315 options were cancelled (either refused or the employees left the group), at closure the remaining balance totals 30,412,012 options. To this date, no options have been exercised.

Stock option plan granted during the period are detailed below:

Date of board meetings	Number of stock options granted	Share price at grant date	Authorized purchase price	Number of options exercised	Number of options cancelled	Starting date to exercise options (*)	Closing date to exercise options	Special terms and conditions
04/06/02	8,237,000	4.99	5.4	n/a	171,000	04/06/05	04/06/12	
	1,556,156	4.99	5.4	n/a		(1)	04/06/12	(1)
26/11/02	816,000	4.7	5.4	n/a		26/11/05	26/11/12	
	301,327	4.7	5.4	n/a		(1)	26/11/12	(1)
TOTAL	10,910,483			0	171,000			

(*) Options can be exercised 3 years after their grant date, but can only be sold 4 years after their grant date, except for options attributed to Freeserve

(1) This plan exclusively concerns stock options for Freeserve employees. Options can be exercised as follows:

- 50% following a 2-year delay after the attribution date
- 50% following a 3-year delay after the attribution date.

29 • SCOPE OF CONSOLIDATION

Company	Country	Consolidated from	Interest
Wanadoo	FRANCE	2000	Parent company

2002

ACCESS, PORTALS & E-MERCHANT

FULLY CONSOLIDATED COMPANIES

Company	Country	Consolida-ted from	Interest	Control
Wanadoo Interactive	France	2000	100%	100%
Wanadoo Portails	France	2000	100%	100%
Wanadoo Edition	France	2000	100 %	100%
Nordnet	France	30/06/00	100%	100%
Wanadoo España SL	Spain	30/09/00	100%	100%
Wanadoo International	Belgium	30/06/00	100%	100%
Wanadoo E-Merchant	France	2000	100%	100%
Marcopoly	France	2000	100%	100%
Maroc Connect	Morocco	30/06/00	97.88%	97.88%
Fit Production	France	2000	100%	100%
Activos Mass Market	Spain	30/09/00	100%	100%
Wanadoo Nederland (1)	Nether-lands	30/09/00	100%	100%
Wanadoo Belgique	Belgium	2000	100%	100%
Freeserve holding plc	UK	01/03/01	100%	100%
Freeserve.com	UK	01/03/01	100%	100%
Babyworld.com Ltd	UK	01/03/01	100%	100%
Freeserve Auctions Ltd	UK	01/03/01	87.85%	87.85%
Intracus Ltd	UK	01/03/01	100%	100%
Freeserve Investment Ltd	UK	01/03/01	100%	100%
F3B Property company	UK	01/03/01	100 %	100 %
Freeserve Servicios de Internet	Madeira	01/09/02	100%	100%
eresMas	Spain	01/11/02	100%	100%
Click Viajes	Spain	01/11/02	100%	100%
IP Multimedia	Spain	01/11/02	100%	100%
Rincon del Vago	Spain	01/11/02	89.99 %	89.99%
Autocity Networks	Spain	01/11/02	96.34 %	96.34%
Canary Guide	Spain	01/11/02	100%	100%
Latin Red	Spain	01/11/02	100%	100%
eresMas Inc	USA	01/11/02	100%	100%

(1) formerly- Euronet Internet

DIRECTORIES

FULLY CONSOLIDATED COMPANIES

Company	Country	Consolida-ted from	Interest	Control
Pages Jaunes	France	30/06/00	100%	100%
Mediatel do Brasil	Brazil		cédée	
Telelistas	Brazil		cédée	
Kompass France	France	30/06/00	100%	100%
Wanadoo data (ex Mediatel)	France	30/06/00	100%	100%
Wanadoo Services Pro	France		cédée	
QDQ Media (2)	Spain	01/04/01	99.06%	99.06%
Kompass Nederland	Nether-lands	01/11/02	100%	100%

(2) formerly Indice Multimedia

COMPANIES CONSOLIDATED UNDER EQUITY METHOD

Company	Country	Consolida-ted from	Interest	Control
Europortal Jumpy	Spain	01/11/02	50%	50%
Eurodirectory	France	30/06/00	50%	50%

2001

ACCESS, PORTALS & E-MERCHANT

FULLY CONSOLIDATED COMPANIES

Company	Country	Consolida-ted from	Interest	Control
Wanadoo Interactive	France	2000	100%	100%
Wanadoo Portails	France	2000	100%	100%
Wanadoo Audiovisuel	Fusionnée dans Wanadoo Portails			
Wanadoo Edition	France	2000	63.7%	63.7%
FT2M Jeux	Fusionnée dans Wanadoo Portails			
MAPPY	Fusionnée dans Wanadoo Portails			
Wanadoo Interactive Câble	France	30/06/00	100%	100%
Nordnet	France	30/06/00	100%	100%
Wanadoo España SL	Spain	30/09/00	100%	100%
Wanadoo International	Belgium	30/06/00	100%	100%
Wanadoo E-Merchant	France	2000	100%	100%
La Générale du Livre	Fusionnée dans Wanadoo E-Merchant			
Lalibrairie.com	Fusionnée dans Wanadoo E-Merchant			
Sous la lampe	Fusionnée dans Lalibrairie.com			
Marcopoly	France	2000	100%	100%
Maroc Connect	Morocco	30/06/00	90.0%	90.0%
Fit Production	France	2000	100%	100%
Activos Mass Market	Spain	30/09/00	100%	100%
Euronet Internet	Nether-lands	30/09/00	100%	100%
Wanadoo Belgique	Belgium	2000	100%	100%
Freeserve holding plc	UK	01/03/01	100%	100%
Freeserve.com	UK	01/03/01	100%	100%
Babyworld.com Ltd	UK	01/03/01	100%	100%
Freeserve Auctions Ltd	UK	01/03/01	87.85%	87.85%
Intracus Ltd	UK	01/03/01	100%	100%
Freeserve Investment Ltd	UK	01/03/01	100%	100%
F3B Property company	UK	01/03/01	100 %	100 %

DIRECTORIES & BUSINESS SERVICES

FULLY CONSOLIDATED COMPANIES

Company	Country	Consolida-ted from	Interest	Control
Pages Jaunes	France	30/06/00	100%	100%
Mediatel do Brasil	Brazil	30/06/00	100%	100%
Telelistas	Brazil	30/06/00	100%	100%
Kompass France	France	30/06/00	100%	100%
Wanadoo data	France	30/06/00	100%	100%
Wanadoo Services Pro	France	2000	100%	100%
Indice Multimedia	Spain	01/04/01	94.6%	94.6%

COMPANIES CONSOLIDATED UNDER EQUITY METHOD

Company	Country	Consolida-ted from	Interest	Control
Eurodirectory	France	30/06/00	50%	50%

2000

ACCESS, PORTALS & E-MERCHANT

FULLY CONSOLIDATED COMPANIES

Company	Country	Consolidated from	Interest	Control
Wanadoo Interactive	France	2000	100%	100%
Wanadoo Portails	France	2000	100%	100%
Wanadoo Audiovisuel	France	2000	100%	100%
Wanadoo Edition	France	2000	63.7%	63.7%
Wanadoo Interactive Câble	France	30/06/00	100%	100%
FT2M Jeux	France	2000	100%	100%
Mappy	France	2000	100%	100%
Nordnet	France	30/06/00	100%	100%
Wanadoo España SL	Spain	30/09/00	100%	100%
Wanadoo International	Belgium	30/06/00	100%	100%
Wanadoo E-Merchant	France	2000	100%	100%
Marcopoly	France	2000	100%	100%
La Générale du Livre	France	2000	100%	100%
Lalibrairie.com	France	2000	100%	100%
Sous la lampe	France	2000	100%	100%
Maroc Connect	Morocco	30/06/00	90.0%	90.0%
Fit Production	France	2000	100%	100%
Activos Mass Market	Spain	30/09/00	100%	100%
Euronet Internet	Netherlands	30/09/00	100%	100%
Wanadoo Belgique	Belgium	2000	100%	100%

DIRECTORIES & BUSINESS SERVICES

FULLY CONSOLIDATED COMPANIES

Company	Country	Consolidated from	Interest	Control
Pages Jaunes	France	30/06/00	100%	100%
Mediatel do Brasil	Brazil	30/06/00	100%	100%
Telelistas	Brazil	30/06/00	100%	100%
Kompass France	France	30/06/00	100%	100%
Wanadoo data	France	30/06/00	100%	100%
Wanadoo Services Pro	France	2000	100%	100%

COMPANIES CONSOLIDATED UNDER EQUITY METHOD

Company	Country	Consolidated from	Interest	Control
Eurodirectory	France	30/06/00	50%	50%

File No. 82-5150

WANADOO

REPORT ON OPERATIONS

Consolidated financial statements as of December 31, 2002 and 2001 and proforma consolidated financial statements for financial year ending December 31, 2000

Board of Director's Meeting of February 26, 2003

1 *RESULTS OF OPERATIONS*

The discussion below is established on the basis of consolidated financial statements at December 31, 2002 and December 31, 2001.
Compared with the scope of business for the consolidated financial statements at December 31, 2001 , consolidated financial statements at December 31, 2002 include the Spanish contribution of eresMas and its subsidiaries. eresMas combines as an ISP and Internet portal business Internet, thereby dovetailing businesses already operated by Wanadoo España and creating the number two ISP in Spain. The eresMas acquisition is reflected in the accounts from November 1, 2002. At December 31, 2002, the integration of this company in the scope of Wanadoo's businesses impacted revenues by close to 20 million euros and -10 million euros in terms of operating income. Two companies are no longer included in our scope of operations: the Business Services segment was sold to France Télécom's Branche Entreprise (Business Division) on January 1, 2002, and Telelistas a Directory company in Brazil was also sold.

The analysis carried out below compares results for 2002 to 2001. An indication of the key aggregates of the change on a proforma basis (excluding the impact of the eresMas integration and the Telelistas and Wanadoo Services Pro disposals) is shown for the two periods. Another analysis could have restated accounts for 2001 and integrated eresMas' contribution for the last two months as well as Freeserve and QDQ Media (ex Indice Multimedia) for 12 months in view of comparing the same events for 2002 and 2001. To this end, the values for 2001 would have been the following:

Restated revenues for 2001:	1,589 million euros
EBITDA for 2001:	-60 million euros
Restated operating income for 2001:	-156 million euros
Tangible and intangible investments :	110 million euros

Wanadoo operates in two business segments:

- Internet Access (in France and internationally under the Wanadoo and Freeserve brand names), Portals (general portals such as Wanadoo, Freeserve and Voila, as well as thematic portals), and E-Merchant (mainly via the Alapage.com website),
- Directories (in their printed format, Minitel and Internet format in France and Spain) .

Discussion on consolidated net earnings for periods ending December 31, 2001 and 2002

The analysis of the Wanadoo Group net results, breaks down into two parts :

- Operating income is analyzed through the contribution of our segments as defined above, namely *Access, Portals and E-merchant* and *Directories*.
- Elements of net income that do not follow the above-mentioned business segment organization are analyzed on a consolidated basis group level. This view better reflects the centralized nature of the Group's financing and purchasing policy.

The analysis for operations in 2002 sets forth Revenues, Operating income and other income statement sub-totals, analysed globally for the Group and detailed on a segment by segment basis. The total of all segments presented below does not necessarily equal sales of services and products, operating income and other income statement sub-totals, presented in the consolidated financial statements because of restatement of transactions between segments. These restated figures are presented in Note 18 of the consolidated financial statements.

1.1 Comparison of periods 2002 and 2001

	2002 in € million	2001 in € million	2002 / 2001 change in %
Revenues	**2,074.5**	**1,563.3**	**32.7%**
Cost of products and services sold	(1,015.6)	(837.3)	21.3%
Sales, General and administrative expenses	(965.4)	(786.0)	22.8%
Research and development costs	(3.6)	(3.4)	4.8%
EBITDA (1)	**90.0**	**(63.5)**	
Depreciation and Amortization (excluding Goodwill)	(96.0)	(89.5)	
Operating income	**(6.1)**	**(153.0)**	
Financial income (expenses) net	55.9	72.4	
Other non-operating income (expenses) net	17.9	(25.3)	
Employee profit-sharing	(26.9)	(21.7)	
Income tax	58.2	(2.7)	
Equity in net income of affiliates	0.8	0.8	
Earnings before amortization of goodwill and minority interests	**99.9**	**(129.6)**	
Amorization of goodwill	(70.6)	(63.9)	
Minority interests	0.4	0.2	
Consolidated net income, group share	**29.6**	**(193.2)**	

(1) EBITDA: operating income before taxes, depreciation and amortization

Compared to 2001, fiscal year 2002 showed revenue growth of nearly 33%, buoyed by a strong increase in access revenues.

Profitability over the first half of 2002 yielded an Ebitda of 29 million euros, and this trend is confirmed for the entire year. Indeed, for the first time since its IPO, Wanadoo is posting a positive Ebitda for the entire fiscal year of 2002 totaling 90 million euros versus losses of 63.5 million euros last year. This marked improvement stems from costs which were contained, as well as higher volumes, especially in Access, helping Wanadoo absorb the high fixed costs linked to the business. Also noteworthy, is that this is the first time that France's Access business has posted a positive Ebitda for the entire year.

Fiscal year 2002 was impacted by the disposal of buildings owned by Pages Jaunes, as well as sales of stakes in the Brazilian Directory business, Telelistas, and the Business Services segment, generating non-operating revenues of 34 million euros

Finally, the legal structure streamlining carried out this year has consequently reorganised a number of subsidiaries under Wanadoo International and has generated a net capital. As a result, the Group payd no income tax in 2002. Besides, deferred tax assets of 56 million euros have been recognised, corresponding mainly to tax losses carried forward from subsidiaries which probability to recover these tax credits is considered almost certain. Consolidated net profits total 29 million euros for 2002 versus net losses of 193 million euros in 2001.

1.1.1 *Analysis of Operating income for the* Access, Portals and E-merchant segment

The Access, Portals and E-merchant segment includes:

- Serving as an Internet Service Provider through dial-up, cable or ADSL under the Wanadoo, Freeserve and Nordnet brands in France and internationally
- Creating and operating general and specialized portals as well as audiovisual content
- E-Merchant activities

Access, Portals and E-merchant segment	Period ending December 31		
	2002	2001	2002 / 2001
in € million			(change in %)
Revenues	1,199.0	715.9	67.5%
Cost of products and services sold	(782.3)	(559.5)	39.8%
Sales, General and administrative expenses	(582.2)	(446.0)	30.5%
Research and development costs	(0.7)	(0.3)	107.5%
EBITDA (1)	(166.3)	(289.9)	42.7%
Amortization (excluding Goodwill)	(79.9)	(69.5)	15.0%
Operating income	(246.2)	(359.4)	31.5%

numbers are not rounded up for calculated variations

(1) EBITDA : current operating income before taxes, depreciation and amortization

1.1.1.1 *Revenues*

The following table presents the breakdown of consolidated revenues for the *Access, Portals and E-merchant* segment by product line for periods ending December 31, 2001 and 2002 and the percentage change in these lines between the two years.

Access, Portals and E-merchant Segment	Period ending December 31		
	2002	2001	2002 / 2001
in € million			(change in %)
Access	**1,031.5**	**564.3**	**82.8%**
Connectivity revenues	*963.1*	*526.9*	*82.8%*
Other	*68.4*	*37.4*	*82.8%*
Portals	**116.7**	**115.1**	**1.4%**
Advertising and e-commerce revenues	*53.7*	*47.9*	*12.1%*
Other	*63.0*	*67.2*	*-6.2%*
E-merchant	**50.8**	**36.6**	**38.9%**
TOTAL NET REVENUES	**1,199.0**	**715.9**	**67.5%**

numbers are not rounded up for calculated variations

Between 2001 and 2002, revenues for the *Access, Portals and E-merchant* segment grew 483 million euros—with access revenues up sharply.

1.1.1.1.1 Access revenues

Access revenues include all revenues generated by the operation of Internet Access services over the dial-up, cable and ADSL networks in France and internationally, under the Wanadoo, Freeserve and Nordnet brands.

Between 2001 and 2002, *connectivity revenues* nearly doubled to 963 million euros.
This sharp upswing is due to the following:

- The customer base grew by 1.5 million active customers, excluding the eresMas and MyWeb acquisitions.
- The impact on access revenues due to the eresMas acquisition, hovered around 15 million euros in 2002.
- The increase in Average Revenue per User (ARPU) across all Wanadoo countries impacted by higher-priced offerings with a larger customer base in 2002 than in 2001 as well as the launch of broadband packages which generates higher ARPU.
  This impact is noteworthy in France where ARPU rose from 13.3 euros at end-2001 to 15.1 euros at end-2002, or nearly 14% growth. Since broadband offerings are the most expensive and France has the highest numbers of ADSL subscribers, French ARPU is the highest. In 2002 more than half of new customers subscribed to broadband offers; at end 2002 the ADSL customer base totaled 27% versus 18% at end 2001.

Other revenues primarily reflect:

(i) Revenues derived from marketing domain names in France and international hosting services
(ii) Leasing of cable modems and billing additional services (sales assistance, up-load...) for cable Internet
(iii) The sale of kits and packs and billing from sales assistance in France
(iv) Premium services on Wanadoo portals

Between 2001 and 2002, growth in *Other* revenues neared 83%, primarily due to a higher sales volume of ADSL packs and the development of premium services.

1.1.1.1.2 Portal revenues

Revenues from portals are generated by all revenue streams of the Group's portal operations, be it from monetising the audience via advertising, commercial agreements with advertisers, premium services or content production.

Between 2001 and 2002 advertising and e-merchant revenues were buoyed by the eresMas acquisition which contributed 4.5 million euros. Excluding eresMas, revenues decreased due to the advertising market's sluggishness across Europe. Between 2001 and 2002 French advertising revenues slipped 16%.

Other revenues were primarily generated from the following:

- Production and marketing of audiovisual content by Fit Production. These revenues stem from productions delivered to French television broadcasters
- Barter deals carried out with partners in which Wanadoo exchanges advertisements on its portals for tangible or intangibles services (cross advertising)
- Revenues generated by premium services on group wide sites (massive multi player games, classifieds and other content services)
- Revenues grossed by co-production and distribution of off-line products (CD Roms...)

Between 2001 and 2002 these revenues decreased, mainly due to lower Fit Production revenues as some productions were postponed from 2002 to 2003. Premium services posted their first revenues in 2002 and by end-2002 accounted for nearly 10% of *Other* portal revenues.

1.1.1.1.3 E-merchant revenues

E-merchant revenues are generated by the online sale of cultural products (books, music, games) as well as consumer household equipment (Marcopoly).

Over 2002 Alapage consolidated its brand name, becoming a key online cultural website. More, in 2002, the number of orders topped one million, posting 25%-plus growth in volume compared to 2001. In 2002 the average order rose 2% (compared to 2001) to 35.5, buoyed mostly by multimedia products.

1.1.1.2 Cost of Products and Services Sold

Between 2001 and 2002, the Cost of Products and Services Sold rose 40% while revenues progressed by nearly 68%.

This upswing posted a gross margin of (Revenues – Cost of Products and Services Sold) of 417 million euros in 2002 versus 156 million euros in 2001, translating into a 35% gross margin for 2002 versus 22 % in 2001. This upswing underlines the key efforts made over 2002 to optimize costs across the board. This higher margin is extremely sensitive for network costs in the ISP business. In France network costs totaled 52 % of revenues in 2001 versus 40% in 2002.

1.1.1.3 Sales, General and Administrative Expenses

	Period ending December 31		
	2002	2001	2002 / 2001
in € million			**(change in %)**
Sales costs	(512.2)	(395.0)	29.7%
Administrative costs	(70.1)	(51.0)	37.3%
Sales, General and Administrative costs	**(582.2)**	**(446.0)**	**30.5%**

numbers are not rounded up for calculated variations

Sales costs for the Access, Portals and E-merchant segment rose 30% between 2001 and 2002 while revenues jumped 68%.

Given revenue growth, these figures underline the efforts undertaken by Wanadoo to control marketing expenses while launching a new range of broadband products, which generate higher single acquisition costs.

Administrative costs represented 6% of revenues versus 7% in 2001.

1.1.1.4 EBITDA

Between 2001 and 2002 EBITDA improved 124 million euros, showcasing the sensitivity to business volume in Wanadoo's core areas, and namely the high fixed access costs.
The French access market positively contributed to Ebitda in 2002.

1.1.1.5 Amortization and depreciation

Amortization and depreciation (excluding Goodwill) totaled 80 million euros at end 2002 versus 70 million euros at end 2001. This upswing is in line with investments carried out previously to meet needs created by a larger customer access base and broader portal audience.

1.1.1.6 Operating income

For 2002, operating losses for the segment Access, Portals and E-merchant stood at 246 million euros, and were narrowed 113 million euros compared to 2001, reflecting improved margins in the access business.

1.1.2 Analysis of Operating income of the Directories and Business services segment

Directory and Business Services Segment	**Period ending December 31**		
	2002	**2001**	**2002 / 2001**
in € million			**(change in %)**
Revenues	880.4	848.2	3.8%
Cost of products and services sold	(241.2)	(283.8)	-15.0%
Sales, General and administrative expenses	(348.1)	(322.8)	7.8%
Research and development costs	(2.4)	(3.1)	-21.4%
EBITDA (1)	288.7	238.5	21.0%
Amortization (excluding Goodwill)	(15.5)	(19.8)	-21.9%
Operating income	273.2	218.7	24.9%

numbers are not rounded up for calculated variations

(1) EBITDA : current operating income before taxes, depreciation and amortization

1.1.2.1 Revenues

The following table shows the breakdown by product line of the pro forma consolidated net revenues for the *Directories and Business services* segment for the periods ending December 31, 2002 and 2001 and the percentage change in these lines between the two years.
The Business Services segment was sold to France Télécom's Branche Entreprise as of January 1, 2002, and this line is empty for 2002. Moreover, Telelistas, the Directory operator in Brazil was also sold off in 2002.

Directories and Business Services Segment	**Period ending December 31**		
	2002	**2001**	**2002 / 2001**
in € million			**(change in %)**
Directories	**880.4**	**836.6**	**5.2%**
Print advertising revenues	*627.6*	*622.9*	*0.8%*
On-line advertising revenues	*205.3*	*181.5*	*13.1%*
Others	*47.4*	*32.1*	*47.8%*
Business Services		**11.6**	**ns**
Web-hosting		*4.5*	
Others		*7.1*	
TOTAL REVENUES	**880.4**	**848.2**	**3.8%**

numbers are not rounded up for calculated variations

Between 2001 and 2002, revenues for the *Directories* segment grew more than 32 million euros or close to 4%. On a proforma basis, restated for the disposal of the Business Services segment and Telelistas, growth in the Directories segment neared 8% compared to 2001.

1.1.2.1.1 Directories revenues

Print advertising revenues are generated by published advertising inserts in printed Directories. Excluding Telelistas revenues in 2001, these revenues grew 4% over 2002, spurred by new advertisers—topping 520,000 advertisers for French print directories at end 2002 and about 80,000 in Spain.

Revenues from *online activities* are generated by on-line advertising and creating web sites.
Online advertising revenues come from the sale of advertising space on online services (pagesjaunes.fr, kompass.fr and Télétel: 3611). Building on its expertise, that pushed pagesjaunes.fr to register 15 million hits a month, Wanadoo is mirroring this online Internet strategy in Spain.
Between 2001 and 2002 revenues grew 13% buoyed by the following:

(i) Between 2001 and 2002, pagesjaunes.fr posted a revenue increase nearing 45%, with the number of online advertisers for 2002 exceeding 231,000, meaning that more than 30,000 new advertisers signed up in 2002. Compared to 2001, average revenue generated by this online media increased by close to 25%.
(ii) Between 2001 and 2002, online advertising generated by online directory Télétel, posted an 8% drop of 8 million euros.

Revenues for *web sites* stem from sales by the Pages Jaunes sales team, for standard web sites which are created and hosted by Pages Jaunes. Between 2001 and 2002 revenue growth neared 13%.

Between 2001 and 2002 *Other* revenues progressed 48%, pushed up by the acquisition from the France Télécom Group, of selling Directory-based data for telephone directory services (namely for mobile phone operators).

1.1.2.2 EBITDA

Compared to 2001, EBITDA grew 21%, and the EBITDA margin for the Directories segment progressed, on a pro forma basis, nearly one point to 32.8 % compared to 2001.
This improved profitability stems from both a volume effect as well as better tariffs to manufacture Directories.

1.1.2.3 Amortization and depreciation

Amortization and depreciation (excluding Goodwill) reached 16 million euros in 2002, and were lower than in 2001 due to the disposal of the Business Services segment.
Expenses mainly concern Pages Jaunes and QDQ Media assets.

1.1.2.4 Operating income

Operating income for the Directories and Business Services segment rose to 273 million euros at end 2002, up 25% compared to 2001.

1.1.3 Analysis of consolidated net earnings

The table below presents consolidated net earnings for the Wanadoo Group at large.

in € million	Period ending December 31 2002	2001
Operating income	**(6.1)**	**(153.0)**
Financial income (expenses) net	55.9	72.4
Other non-operating income (expenses) net	17.9	(25.3)
Employee profit-sharing	(26.9)	(21.7)
Income tax	58.2	(2.7)
Equity in net income of affiliates	0.8	0.8
Earnings before amortization of goodwill and minority interests	**99.9**	**(129.6)**
Amorization of goodwill	(70.6)	(63.9)
Minority interests	0.4	0.2
Consolidated net income, group share	**29.6**	**(193.2)**

1.1.3.1 Net financial income

The Wanadoo Group records a net financial income.
Most of the income stems from placement of cash by France Télécom, using funds raised by the IPO and cash generated by the Directory business in France, once our own operations have been financed.

1.1.3.2 Other non-operating (expenses)

At December 31, 2002, other non operating income totaled 18 million euros corresponding to the following:

(i) Income from the net sale of the building owned by Pages Jaunes and sold in the first quarter of 2002 for 17 million euros.
(ii) Income from the sale of stakes : Business Services to France Telecom and the disposal of Telelistas in Brazil for nearly 18 million euros.
(iii) variation in provisions for non-consolidated subsidiaries for −12 million euros.

At December 31, 2001, other non operating income represented expenses of 25 million euros, corresponding to:

(i) variation in provisions for non-consolidated subsidiaries for −17 million euros
(ii) in 2001, Wanadoo started to streamline the number of legal structures, by merging companies; consequently, companies which had previously not contributed to consolidated earnings now contribute for a total nearing −4 million euros.

1.1.3.3 Employee profit-sharing

Calculating employee profit sharing per entity is based on dispositions enforced by the France Telecom Group and resulted in a charge of 27 million euros in the Wanadoo Group accounts for 2002 and 22 million euros in 2001.
This figure is for the most part based on earnings generated by Pages Jaunes' activities in France.

1.1.3.4 Income tax

The legal structure streamlining carried out by Wanadoo over 2002, has consequently reorganized a number of subsidiaries under Wanadoo International. This internal restructuring has generated a capital loss which has been partly used to cover the group tax consolidation profit in France. No international company booked a tax gain for 2002, and no income tax expenses were booked for 2002.
Deferred tax assets have been booked for 56 million euros, corresponding mainly to the sole deficits which can be carried forward, namely Wanadoo SA and Wanadoo Interactive, which were created prior to the tax consolidation regime and for which the possibilities of use are almost certain.

1.1.3.5 Equity in net income of affiliates

The income from equity companies stems from the contribution of EuroDirectories SA, and via this entity its subsidiary, Editus Luxembourg in 2002, as well as Europortal Jumpy, a subsidiary of eresMas.
In 2002, this contribution totaled 0.8 million d'euros comparable to 2001.

1.1.3.6 Amortization of goodwill

Goodwill amortization totaled 71 million euros in 2002 comparing with 64 million euros in 2001. This increase stems from the full year amortization and depreciation of Goodwill in 2002 for QDQ Media, comparing with only 9 months in 2001, and an additional amortization of Wanadoo Belgium goodwill.

1.1.3.7 Net income

Net income for the Wanadoo Group in 2002 totaled 30 million euros and compares with net losses of 193 million euros booked in 2001.

1.2 Comparison of 2001 and 2000

The discussion below is laid out on the basis of consolidated financial statements at December 31, 2001 and pro forma consolidated accounts at December 31, 2000 . Consolidated financial statements as of December 31, 2000 included only the contribution of entities legally owned by Wanadoo as at December 31, 2000, prior to the actual transfer to Wanadoo of all activities included in the IPO scope. As a consequence, the statements took into account the contribution of portal activities in the Netherlands and Spain and of Pages Jaunes in France, only starting from the second half of 2000. Proforma consolidated financial statements as of December 31, 2000 were intended to present the financial statements of the Group, as if all entities included in the IPO scope had been part of the Group since January 1, 2000.
Therefore, it is relevant to compare the consolidated results of operations as o December 31, 2001 with proforma results of operations as of December31, 2000. In the following discussion, figures concerning the twelve-month period ended December 31, 2000, relate to proforma statements.
Compared to the scope for businesses that the proforma consolidated accounts represented at December 31, 2000, consolidated accounts at December 31, 2001 include the contribution of internet businesses in the United Kingdom and the Directories business in Spain with the respective acquisitions of Freeserve and Indice Multimedia in the first half of 2001. The integration of these companies had an impact of 127 million euros in revenues and –102 million euros in operating income as booked by Wanadoo at December 31, 2001.

1.2.1 Analysis of operating income for the Access, Portals and E-merchant *segment*

The Access, Portals and E-merchant segment includes:

- Carrying out Internet Access services through dial-up, cable or ADSL networks under the Wanadoo, Freeserve and Nordnet brands, in France and internationally,
- Creating and operating general and specialized portals Internet as well as audiovisual content,
- E-Merchant activities.

Access, Portals and E-merchant Segment	Period ending Decembre 31		
	2001	**2000**	**2001 / 2000**
in € million			**(change in %)**
Revenues	715.9	359.8	99.0%
Cost of products and services sold	(559.5)	(294.8)	89.8%
Sales, General and administrative expenses	(446.0)	(350.5)	27.3%
Research and development costs	(0.3)	(0.0)	707.0%
EBITDA (1)	(289.9)	(285.5)	-1.5%
Amortization (excluding Goodwill)	(69.5)	(46.3)	49.9%
Operating income	(359.4)	(331.8)	-8.3%

numbers are not rounded up for calculated variations

(1) EBITDA : current operating income before taxes, depreciation and amortization

1.2.1.1 Revenues

The following table provides the breakdown for consolidated revenues for the period ending December 31, 2001 and pro forma consolidated earnings for December 31, 2000 for the *Access, Portals and E-merchant* segment by product line and the percentage change in these lines between the two years.

Access, Portals and E-merchant Segment	**Period ending December 31**		
	2001	**2000**	**2001 / 2000**
in € million			**(change in %)**
Access	**564.3**	**276.0**	**104.5%**
Connectivity revenues	*526.9*	*249.9*	*110.8%*
Others	*37.4*	*26.1*	*43.4%*
Portails	**115.1**	**62.7**	**83.5%**
Advertising and e-commerce revenues	*47.9*	*26.3*	*82.1%*
Others	*67.2*	*36.4*	*84.5%*
E-merchant	**36.6**	**21.1**	**73.0%**
TOTAL REVENUES	**715.9**	**359.8**	**99.0%**

numbers are not rounded up for calculated variations

Between 2000 and 2001, revenues for the *Access, Portals and E-merchant* segment rose to 356 million euros almost doubling over the year. This growth includes the integration effect as of March 2001 of Freeserve, providing a wide range of services, its freeserve.com portal, and Internet access service in the United Kingdom (Access and Portals) totaling 97 million euros. Excluding this effect, growth on a pro forma basis would have totaled 70%.

1.2.1.1.1 Access revenues

Access revenues are generated by all types of revenues stemming from operations linked to providing Internet services by dial-up, cable or ADSL, in France and abroad and operating under the Wanadoo, Freeserve and Nordnet brands.

Between 2000 and 2001, *Connectivity revenues* more than doubled to 527 million euros, with growth buoyed by the following elements:

- Integrating Freeserve in Great Britain contributed 68 million euros. At end 2001, Freeserve had a customer base of 2,244,000 of which 29% were paying subscribers, billed directly by Freeserve
- Strong growth in the active customer base in other countries across Europe grew to 822,000 from 610,000 and in France the customer base at end 2001 totaled 3,001,000 from 1,830,000 up 56% for the customer base, excluding Freeserve
- Average revenue per user (ARPU) rose in all countries

In France, for example, ARPU rose from 12.4 euros a month in 2000 to 13.3 euros per month in 2001, up 7%. This increase is for the most part boosted by French customers who

subscribed to higher tariff broadband offers (12% of French customers had subscribed to a broadband offer at end 2001 versus 5% at end 2000).
The higher ARPU also extended to international subsidiaries (excluding Freeserve); and once again is primarily due to the roll-out of ADSL, and customers who migrated to paying offers which account for 70% of the base at end 2001 versus 65% at end 2000.

Other revenues mainly correspond to:
(v) Revenues from marketing domain names in France and international hosting services
(vi) Leasing of cable modems and invoicing complementary services (sales assistance, up-load...) to use cable Internet
(vii) Sale of kits and packs an invoicing sales assistance in France
Revenues growth generated by these services, especially in the sale and lease of cable modems, can be tied to higher penetration of broadband technology, pushing revenues up 38% between 2000 and 2001.

1.2.1.1.2 Portal revenues

Portal revenues are sourced from all types of revenues generated by portal operations, either by monetizing the audience via advertising, or sales agreements with advertisers, or content production.

In 2001, *Advertising and E-merchant* revenues accounted for 3% of the Wanadoo group revenues. Between 2000 and 2001, these revenues progressed 82% due to the integration of Freeserve, and which in 2000 signed a number of multiyear agreements with advertisers, ensuring a solid revenue base despite a rather depressed advertising market across Europe. Market sluggishness pushed French advertising revenues down 37% between 2000 and 2001. Given the limited contribution of these businesses to overall group revenues, as stated in the introductory comments, the advertising lull in 2001 did not significantly impact Wanadoo.

Other revenues mainly stem from the following services:
- Production and marketing of audiovisual content by Fit Production, corresponding to revenues for productions delivered to broadcasters, namely France Télévision and Canal+ .
- Net Services including realization of Portals for external partners including the Wap Orange portal.
- Barter deals carried out with partners in which Wanadoo exchanges advertisements on its portals for tangible or intangibles services (cross advertising) .
- Kickbacks from France Télécom for traffic generated by its Iti service on the Minitel (and which on the Internet operates under the name Mappy).
- Co-production and distribution revenues for off-line products (CD Roms...)

Growth between 2000 and 2001 stems from the impact of the merger at end between Index and FT2M Édition creating Wanadoo Édition, in which Wanadoo has a 63.7% stake.

1.2.1.1.3 E-merchant revenues

E-merchant revenues correspond to the sale of cultural products sold online (books, music, games...) as well as consumer household electronics.
At end 2001, Wanadoo's E-Merchant business took a new turn as the number of orders registered on the Alapage site moved from 120,000 for November and December 2000 to

nearly 400,000 for the same period a year later, with orders nearly tripling. For December alone, orders in 2000 totaled 83,000 and jumped to more than 200,000 in 2001. A number of transactions initialised from the sales promotions and carried for other Wanadoo entities, hardly contributed to overall group consolidated revenues. Consequently, between 2000 and 2001 overall revenues, for all sites (Alapage and Marcopoly) grew 73%, which on a like for like basis compares with access growth.

1.2.1.2 Cost of Products and Services Sold

Between 2000 and 2001, the Cost of Products and Services Sold increased by 90% while revenues grew nearly 100%.
This trend generated a gross margin (Revenues – Cost of Products and Services Sold) of 155 million euros in 2001 versus 65 million euros in 2000, due to a high increase in Internet access volumes. This upswing also stems from major effort carried out in 2001 to optimise network architecture and control costs linked to ISP operations. The increase in gross margin by the end of the year is also explained by interconnection conditions (FRIACO) of which Freeserve benefited in a larger extent for its unlimited narrowband offers, thus decreasing network costs.

1.2.1.3 Sales, General and Administrative Expenses

	Period ending December 31		
	2001	**2000**	**2001 / 2000**
in € million			**(change in %)**
Sales costs	(395.0)	(315.9)	25.0%
Administrative costs	(51.0)	(34.6)	47.5%
Sales and Administrative costs	**(446.0)**	**(350.5)**	**27.3%**

numbers are not rounded up for calculated variations

Sales costs for the Access, Portals and E-merchant segment rose 25% between 2000 and 2001 while revenues rose more than 100%.
Given the surge in Access revenues, this trend underlines the tremendous investments made in terms of communication for Wanadoo brands as well as to accompany new products launches (Broadband offers, unlimited Internet Access...).
Administrative fees only represent 7% of revenues which is two points less than at end 2000.

1.2.1.4 EBITDA

Losses recorded for EBITDA stabilized at end 2001 compared to end 2000. This figure stems from the Freeserve integration which contributed for 10 months to consolidated earnings for 2001. In 2001, Freeserve, directly registered the impact of the change in its business model, promoting a higher subscriber base and billing directly for premium services. This change pushed Freeserve to create an invoicing/collecting unit and to handle network dimensioning capacity directly, and required capital outlay during the first few months to acquire tools and hire expertise, as a means to launch new offers. Anticipating these costs in terms of the revenue streams these new offers will generate and the delay in the availability of the capacity based interconnection model (FRIACO) explains Freeserve's negative Ebitda for the last 10 months of 2001 and also underlines the key efforts deployed to be profitable by other products, thereby maintaining Ebitda loss at a stable level compared to 2000.

1.2.1.5 Amortization and depreciation

Amortization and depreciation (excluding Goodwill) totaled 70 million euros at end 2001 versus 46 million euros at end 2000.
Growth mainly stems from:

- The impact of Freeserve integration for 8 million euros
- A 7 million euro increase in amortization and depreciation for intangible production charges corresponding to works produced by Wanadoo and delivered in 2001, underlining the strong performance in both production and audiovisual as well as in games
- Amortization and depreciation for assets invested in Internet Access and Portals, be they customer platforms, billing systems, etc. Growth noted between 2000 and 2001 is tied to the increase in the customer base in Access and Portal audiences.

1.2.1.6 Operating income

Operating losses recorded for the Access, Portals and E-merchant segment for 2001 totaled 359 million euros, with losses widening by 28 million euros compared to 2000, but Ebitda was maintained despite the Freeserve acquisition and higher amortizations.

1.2.2 *Analysis of Operating income for the* Directories and Business Services *segment*

Directories and Business Services segment	**Period ending December 31**		
in € million	**2001**	**2000**	**2001 / 2000** (change in %)
Revenues	848.2	750.7	13.0%
Cost of products and services sold	(283.8)	(260.5)	8.9%
Sales, General and administrative expenses	(322.8)	(261.1)	23.6%
Research and development costs	(3.1)	(3.5)	-12.7%
EBITDA (1)	238.5	225.6	5.7%
Amortization (excluding Goodwill)	(19.8)	(16.1)	23.5%
Operating income	218.7	209.5	4.4%

(1) EBITDA : current operating income before taxes, depreciation and amortization

numbers are not rounded up for calculated variations

1.2.2.1 Revenues

The following table presents the breakdown for consolidated revenues for the period ending December 31, 2001 and pro forma consolidated statement for the period ending December 31, 2000 for the *Directories and Business Services* segment per product line and the percentage change in these lines between the two years.

Directories and Business Services Segment	**Period ending December 31**		
in € million	**2001**	**2000**	**2001 / 2000** (change in %)
Directories	**836.6**	**741.5**	**12.8%**
Print advertising revenues	*622.9*	*558.0*	*11.6%*
On-line advertising revenues	*181.5*	*153.6*	*18.2%*
Others	*32.1*	*29.9*	*7.5%*
Business Services	**11.6**	**9.3**	**24.9%**
Web-hosting	*4.5*	*4.4*	*0.7%*
Others	*7.1*	*4.9*	*46.8%*
TOTAL REVENUES	**848.2**	**750.7**	**13.0%**

numbers are not rounded up for calculated variations

Between 2000 and 2001, revenues for the *Directories and Business services* segment grew nearly 100 million euros or +13%. Growth, is in part due to the integration in Wanadoo's consolidated earnings, as of March 2001, of the Directories business in Spain, and operated by Indice Multimedia. The contribution of these businesses to the segment's revenues totaled 30 million euros over the last nine months of 2001. Excluding the integration effect of Indice Multimedia, growth rose to 9%.

1.2.2.1.1 Directories revenues

Revenues for *Directories* stem from *print advertising* and corresponds to all revenues generated by the publication of advertisement inserts in print directories.
Revenue growth over 2001 rose 11.6%. Excluding the integration of Indice Multimedia for which the majority of revenues grossed in 2001 was in print directories, revenue grew 6%, pushed up by a broader customer base in terms of average revenue generated per advertiser (ARPA), underscoring the potential of this media.
Revenues from *online activities* are generated by on-line advertising and creating web sites.
Online advertising revenues come from the sale of advertising space on online services (pagesjaunes.fr, kompass.fr and Télétel: 3611). Building on its expertise, that pushed pagesjaunes.fr to register 10 million hits a month, Wanadoo is mirroring this online Internet strategy in Spain. Given the launch in the summer of 2001, impact on revenues for the site are still low.

Between 2001 and 2002 revenues grew 16% buoyed by the following:
(i) Revenues grossed by Pages Jaunes Internet totaled 24 million euros, up 87%, in relation with audience growth on this media and the number of Internet advertisers which at end 2001 topped 200,000.
(ii) Between 2000 and 2001, advertising revenues generated by the online directory on Télétel totaled 4 million euros or -4%.

Revenues grossed by these *sites* correspond to sales of standard web sites for companies/professionals sold by the Pages Jaunes' sales team. Standard web sites are created and hosted by Pages Jaunes. Revenues growth in this business gained 45% between 2000 and 2001 showcasing Wanadoo's dynamics in this area with nearly 28,000 sites created and hosted by Wanadoo at end 2001 versus 22,000 at end 2000, showing 27% growth.

Other revenues grew 8% between 2000 and 2001, with growth buoyed by direct marketing (e-mailing...) and revenues generated by the reverse directory Quidonc, which can be accessed for a fee via the Minitel or the Internet.

1.2.2.1.2 Business Services revenues

Business Services span marketing and hosting solutions as well as personalised web sites for companies. In January 2002, Wanadoo and France Télécom announced a change in their business scope as detailed below in paragraph 6.

1.2.2.2 EBITDA

Compared to 2000, EBITDA progressed 6% which is lower than advances for revenues (+13%). This is mainly due to the integration of Indice Multimedia which, in 2001, finished directory launches planned for its geographic coverage across Spain. Keeping with tradition, all of Indice Multimedia's first directory launches provide promotional advertising tariffs for the first 2001 edition, which accounts for the negative Ebitda of 18 million euros over the first 9 last months of 2001. Excluding the integration impact of Indice Multimedia, Ebitda growth topped revenues underlining efforts made to boost profitability in this business.

1.2.2.3 Amortization and depreciation

Amortization and depreciation (excluding Goodwill) reached 20 million euros in 2001.
For the most part, amortization and depreciation concern Pages Jaunes.
This figure has grown slightly compared to 2000 (+ 4 million euros) due to the Indice Multimedia integration and key investments carried out in 2000 and 2001 by Directories in France.

1.2.2.4 Operating income

Operating income for the Directories and Business Services segment neared 219 million euros at end 2001 up 4.4% compared to 2000.

1.2.3 Analysis of consolidated net income

The table below outlines consolidated net income for the Wanadoo Group and generated by all businesses.

in € million	Period ending December 31 2001	2000
Operating income	**(153.0)**	**(128.9)**
Financial income (expenses) net	72.4	38.7
Other non-operating income (expenses) net	(25.3)	41.2
Employee profit-sharing	(21.7)	(16.2)
Income tax	(2.7)	(8.9)
Equity in net income of affiliates	0.8	0.6
Income before amortization of goodwill/ minority interests	**(129.6)**	**(73.4)**
Amorization of goodwill	(63.9)	(28.5)
Minority interests	0.2	(0.1)
Consolidated net income (loss), group share	**(193.2)**	**(102.0)**

1.2.3.1 Net financial income

In 2001 similar to 2000 Wanadoo recorded a net financial income.

This income primarily stems from placement of funds with France Télécom, placement of proceeds raised at the IPO in July 2000 and the investment of funds generated by the Directory business in France, after financing our operations.

Treasury income nearly doubled due to the fact that most of Wanadoo's net treasury stems from proceeds raised at the IPO in July 2000.

1.2.3.2 Other non-operating income

At December 31, 2001, other non-operating income represented a charge of 25 million euros; corresponding to:

(i) variations in provisions booked for non-consolidated Wanadoo subsidiaries for -17 million euros

(ii) in 2001, Wanadoo started to streamline the number of legal structures, by merging companies; consequently, companies which had previously not contributed to consolidated earnings, now contribute for a total nearing 4 million euros.

At December 31, 2000, other non-operating income accounted for an income of 41 million euros; breaking down as follows:

(i) capital gains grossed over the first half of 2000, by Euredit for 35 million euros

(ii) a dilution, of nearly 5 million euros, due to the contribution of 100% of FT2M Édition to the new legal entity including Index, renamed Wanadoo Édition in which Wanadoo holds a 67% stake.

1.2.3.3 Employee profit-sharing

Calculating employee profit sharing per entity is based on disposition enforced by the France Telecom Group and resulted in a charge of 22 million euros in the Wanadoo Group accounts in 2001 and 16 million euros in 2000.
This charge is for the most part based on earnings generated by Pages Jaunes' business in France.

1.2.3.4 Income tax

As from 2001, Wanadoo records the impact of consolidated tax regime, in effect for French companies held at 95% or more by the Group. This impact partly offsets taxable incomes from directory business in France with tax losses from other Wanadoo's subsidiaries. Moreover, the Group recorded deferred tax assets based on fiscal losses from several entities and on forecast taxable income in the medium term.

In 2000, current income tax included the impact of the lower rate taxation of the gain on the sale of Euredit, as well as the 88 million euros tax saving that would have been obtained on the basis of the consolidated tax losses of French companies held at 95% or more, if Wanadoo's group tax consolidated regime had been in effect for the year ended December 31, 2000.
Moreover, no positive impact was recorded regarding deferred tax assets generated by 2000 fiscal losses carried forward.

1.2.3.5 Equity in net income of affiliates

The income from equity companies stems from the contribution of Eurodirectory SA, and via this company's subsidiary, Editus Luxembourg.
In 2001, this contribution rose to 0.8 million euros versus 0.6 million euros in 2000.

1.2.3.6 Amortization of goodwill

Goodwill amortization between 2000 and 2001 rose due to:

- first year amortization of Indice Multimedia goodwill
- Intracus, a Freeserve subsidiary, for which Freeserve books goodwill amortization
- Echo Interactive which was absorbed by Wanadoo Portals; the *de facto* consolidation of Echo Interactive, who worked exclusively for Wanadoo did not generate any major impact on Wanadoo accounts excluding the amortization of goodwill.

1.2.3.7 Net income

Net income for the Wanadoo Group totaled -193 million euros for the year ending December 31, 2001 versus -102 million euros in 2000.

2 *LIQUIDITY AND CAPITAL RESOURCES*

The table below summarizes our consolidated cash flows for the periods covering 2000 to 2002:

in € million	Period ending December 31		
	2002	2001	2000
EBITDA	*90.0*	*(64.8)*	*(66.4)*
Cash flow from operations	**116.0**	**(36.5)**	**(44.5)**
Change in working capital requirements	33.8	(147.2)	254.5
Funds generated from (used by) operations	**149.8**	**(183.7)**	**210.0**
Cash flows used in investing activities	(100.7)	(247.3)	(42.8)
Free cash-flow before financing activities	**49.1**	**(431.0)**	**167.2**
Capital increase			1,783.3
Reclassification of treasury stock (1)		(53.4)	
Change in scope of consolidation and exchange rate fluctuations	0.5	4.4	20.4
Change in net cash position	**49.6**	**(480.0)**	**1,970.9**

(1) treasury stock held by the Group shown as a reduction in shareholder's equity at end 2001 whereas they were classified in marketable securities at end of 2000.

Compared to December 31, 2001, we can note a 50 million euro improvement in net cash. At December 31, 2002, net cash totaled 1,546 million euros versus 1,496 million euros at December 31, 2001.

This improvement stems from the following points:
Given the status of Wanadoo earnings for 2002, the Group has generated positive cash flow from operations totaling 116 million euros.

More, effort for invoice recovery has positively contributed to improve the Group's net treasury position.
Tangible, intangible and financial investments are detailed in the following paragraph.
The income derived from disposals (mainly realized on the sale of the Pages Jaunes building in the first half of 2002) has been deducted from the value of investments realized in 2002 for a total 87 million euros.
For 2002 the impact on the net cash position of the eresMas acquisition, realized solely on a share for share basis, is for the most part composed of net financial debt which eresMas held when integrated into Wanadoo accounts, or about 42 million euros

Between 2001 and 2000, the net cash position narrowed 480 million euros. At December 31, 2001 net treasury totaled 1,496 million euros versus 1,976 million euros at December 31, 2000.
This figure can be explained by the following:
Given Wanadoo's results for the year 2001, funds generated from operations totaled (CAF) -36 million euros.
The change in working capital requirements at end 2000, contributed to a net cash position totaling 254 million euros, and mainly explained by payments to suppliers that had not yet been made. These payments and the income tax settlement (regarding 2000 fiscal period, since the tax consolidation is implemented since January 1, 2001) were made during the first half of

2001, resulting in a decrease in cash flows of 147 million euros in 2001. The remainder of the cash flow fluctuation is explained by:
- the reclassification of treasury stock held by the Group shown from now on as a reduction in shareholder's equity whereas classified in marketable securities a the end of 2000.
- significant financial investments made during 2001 of which some were partially paid in cash (Indice Multimedia)
- capital expenditures.

3 *CAPITAL EXPENDITURES*

This table details the key amounts for the purchase of tangible and intangible assets and cash paid for investment securities and acquired businesses, net of cash acquired, as presented in the consolidated cash flow statements for periods ending December 31, 2002, 2001 and 2000 (consolidated pro forma statements)

	Period ending December 31		
	2002	**2001**	**2000**
in € million			
Tangible and intangible investments	(123.2)	(93.7)	(95.8)
Acquisitions made by the Access, Portals and E-merchant segment	*(91.9)*	*(95.8)*	*(77.8)*
Acquisitions made by the Directories and Business Services segment	*(15.1)*	*(14.8)*	*(18.0)*
Net change in fixed assets payables	*(16.2)*	*16.9*	
Financial investments	(54.6)	(177.9)	(99.6)
Total capital expenditures	**(177.8)**	**(271.6)**	**(195.4)**

Tangible and intangible investments were lower than investments carried out in 2001:
(i) The access and portals businesses increased their investment levels, mainly in terms of capacity, to meet the needs of an ever larger customer base and audience while capitalized costs for audiovisual needs contracted due to a production runover from 2002 to 2003, which explains lower 2002 investments compared to 2001.
(ii) Investments for Directories remained stable.

Key financial investments carried out in 2002:
- Additional buyouts of minority shareholders in QDQ Media (ex-Indice Multimedia) and Wanadoo Édition boosting our stakes in these companies to a respective 99% and 100% versus 95% and 64% in 2001.
- MyWeb acquisition in the Netherlands
- Deferred payments for acquisitions, namely Echo Interactive and SNV

In 2001, they were comprised of:
- Freeserve and Indice Multimedia acquisitions for 95 million euros paid in cash
- Complementary acquisition of the balance of Echo Interactive
- Acquisitions in Business Services for 14 million euros

4 *STOCK OPTION PLANS*

On July 18, 2000, the Board of Directors of Wanadoo granted a number of employees 4,259,000 options to purchase a corresponding number of Wanadoo shares at a unit share price of 19 euros. As of today, none of these options has been exercised.

On March 21, 2001, the Board of Directors of Wanadoo granted a number of Freeserve employees 5,603,129 options to purchase a corresponding number of Wanadoo shares at a unit share price of 6.12 euros. As of today, none of these options has been exercised.

On April 2, 2001, the Board of Directors of Wanadoo granted a number of employees a total of 11,116,500 options to purchase a corresponding number of Wanadoo shares at a unit share price of 6 euros. As of today, none of these options has been exercised.

On November 26, 2001, the Board of Directors of Wanadoo granted a number of employees a total of 1,816,215 options to purchase a corresponding number of Wanadoo shares at a unit share price of 6 euros. As of today, none of these options has been exercised.

On June 4, 2002, the Board of Directors of Wanadoo granted a number of employees a total of 9,793,156 options to purchase a corresponding number of Wanadoo shares at a unit share price of 5.4 euros. As of today, none of these options has been exercised.

On November 26, 2002, the Board of Directors of Wanadoo granted a number of employees a total of 1,117,327 options to purchase a corresponding number of Wanadoo shares at a unit share price of 5.4 euros. As of today, none of these options has been exercised.

5 *TREASURY STOCK*

At December 31, 2002, Wanadoo held 10,745,865 shares in treasury stock, corresponding to 0.72% of the capital. These shares are booked in financial assets in Wanadoo statutory accounts and are deducted from net shareholders' equity for a total of 68,616,740 euros in the group consolidated financial statements.

6 *SUBSEQUENT EVENTS*

Disposal of Wanadoo Belgium

On February 7, 2003, Wanadoo announced its withdrawal from the Belgian Internet market and the sale of its Wanadoo Belgium N.V. subsidiary to Tiscali.

The transaction is valued at 9.5 million euros and payment will be made via a new Tiscali share issue. The total number of shares will be determined by the reference stock market price corresponding to the average of the last 20 closing stock market prices , preceding the closing date, which should occur in March 2003. The share issue must be approved at Tiscali's next Shareholders' Meeting, to be held before the end of April 2003. The newly issued shares will not be subject to a lock up clause, or bear restrictions in terms of sale.

Wanadoo Portails

In January 2003, a project to protect employment, currently under negotiation, has submitted an employment reduction plan to Wanadoo Portails' employee committee. This plan follows up on a number of cost controls already undertaken for external charges and investment cuts to meet the prospective revenue drop due to sluggishness on the advertising market. These measures should help Wanadoo Portails reduce overall charges and generate a positive free operating cash flow as of 2004.

7 *OUTLOOK*

In 2003, Wanadoo will pursue the strategy to confirm its position and adjust business development costs to reach a positive Free Cash Flow for the entire year. More, the company will seek to improve profitability for a number of identified projects at end 2002 to rank Wanadoo at the top of benchmarks in the scope of France Télécom's TOP projects.

On a human resource level, over the course of 2002, the company sought to optimise resources as well as the Wanadoo organization, as a means to improve the Group's operating performance. Streamlining means and costs will show up in organizational changes as well as adjustments in resources throughout 2003.

File No. 82-5150

wanadoo

Paris, March 3, 2003

Wanadoo swings to profit a year ahead of forecasts

- Positive consolidated EBITDA of 90 million euros (4 percent of revenues)
- ◆ EBITDA loss halved for Access, Portals and e-Merchant segment
- ◆ EBITDA from directories jumps 21 percent

- Free Cash Flow: 114 million euros

- Consolidated net income before minority interests: 30 million euros

- Wanadoo has set following targets for 2003:
- ◆ Tripling of consolidated EBITDA
- ◆ Strong increase in net income
- ◆ Positive unleveraged free cash flow

Wanadoo had full-year 2002 consolidated net income of 30 million euros, compared with a net loss of 193 million euros in 2001, swinging to profit a year ahead of its forecasts. This significant improvement in net income is due primarily to improvements in the group's operating performance, which were already visible in results for the first six months of the year. Wanadoo's full-year consolidated EBITDA swung from a loss of 64 million euros in 2001 to positive EBITDA of 90 million euros in 2002. Operating income neared breakeven as the operating loss narrowed to 6 million euros for 2002, compared with an operating loss of 153 million euros in 2001.

Commenting on these results, Oliver Sichel, Chairman and CEO of Wanadoo, said:
"The 2002 results we are announcing today reflect the successful efforts to spur innovation and build profitable performance that Wanadoo has pursued over the past years. A key component of the France Telecom group, Wanadoo has clearly demonstrated that both the Internet and directories are an integral part of daily life for millions of customers across Europe. Booming broadband growth, especially in France, is a perfect illustration of this phenomenon. The levers driving improvements in Wanadoo's operating performance will enable Wanadoo to achieve its ambition of figuring among the most profitable Internet and directory companies in Europe.
For 2003, Wanadoo has set targets of 25 to 30 percent growth in revenues, tripling of EBITDA, and a strong rise in net income."

Press Release

1. Consolidated results for 2002

Wanadoo had consolidated revenues of 2.075 billion euros in 2002, up 33 percent over 2001. On a proforma basis (excluding Freeserve, QDQ Media and Eresmas), growth totaled 28 percent for the year.

Wanadoo's EBITDA swing from a loss of 64 million euros in 2001 to positive EBITDA of 90 million euros for 2002. Excluding Eresmas, which was consolidated as of November 2002, Wanadoo recorded nearly 100 million in EBITDA for 2002.

Results for the second half of 2002 confirmed trends in the first six months of the year, as EBITDA totaled 62 million euros, compared with 28 million euros for the first half.

These figures reflect efficient cost controls, particularly for the Directories segment, which continues to improve its EBITDA margins. They also result from an increase in volumes that was especially robust for access services, providing a broader base for amortization of platform and marketing costs, as well as customer service expenses.

Non-operating income totaled 18 million euros, primarily from the sale of a building owned by Pages Jaunes and from the sale of securities subsequent to the divestment of Wanadoo Services Pro and Telelistas.

Wanadoo recorded net financial income of 56 million euros in 2002 from a net group cash position of 1.546 billion euros at December 31, 2002, compared with 1.496 billion euros at December 31, 2001.

In view of current results and the outlook for continued profitable performance, Wanadoo booked a deferred tax credit of 50 million euros on tax loss carry forwards from years prior to the tax consolidation of the group in France.

The increase in amortization of goodwill recorded on acquisition, which totaled 71 million euros in 2002, was due primarily to booking of provisions for amortization of goodwill from QDQ Media for the full year in 2002, compared with nine months in 2001.

Net income reached 30 million euros for 2002, up sharply over 2001, due primarily to the sharp rise in operating income.

Efficient management of capital expenditures, investments in intangible assets and working capital requirements enabled Wanadoo to generate unleveraged free cash flow of 114 million euros in 2002 (of which 86 million euros from the sale of a building owned by Pages Jaunes). This compares with negative free cash flow of 275 million euros for 2001.

Consolidated Statement of Income

(in millions of euros)	**2001**	**2002**
Total revenues	**1,563**	**2,075**
Cost of services and products sold	-837	-1,016
Selling, general, administrative and R&D expenses	-789	-969
EBITDA	**-64**	**90**
Depreciation and provisions (*)	-89	-96
Operating income (loss)	**-153**	**-6**
Financial income, net	72	56
Other non-operating income (expense), net	-25	18
Employee profit-sharing	-22	-27
Income taxes	-3	58
Amortization of goodwill	-64	-71
Net income before minority interests	**-193**	**30**
Unleveraged free cash flow (**)	**-175**	**-18**

(*) before amortization of goodwill

(**) EBITDA – CAPEX excluding non-operating items

2. Breakdown of results by segment

- **Internet Access, Portals and E-Merchant segment: positive EBITDA in France**

The gross margin for the segment comprising Internet Access, Portals and e-Merchant businesses increased from 22 percent in 2001 to 35 percent in 2002. This reflects a reduction of production costs for all businesses in the segment, especially network costs for Internet Access.

The EBITDA loss from this segment was nearly halved in comparison with 2001 to 166 million euros, thanks to efficient control over marketing and administrative expenses, coupled with a higher gross margin.

This improvement was led by business in France, where EBITDA from Internet Access, Portals and e-Merchant businesses was 7 million euros, up from a loss of 120 million euros a year earlier. This was achieved while pursuing a sustained customer acquisition strategy throughout the year.

Spain cut its EBITDA loss from 60 million euros in 2001 to 55 million euros in 2002. Excluding Eresmas, which was consolidated for the last two months of the year, Wanadoo's loss in Spain was 47 million euros in 2002, compared with 60 million euros in 2001. The 2002 figures for Wanadoo in Spain include the majority of restructuring costs linked to the integration of Eresmas, which will flow through to positive results as of 2003.

In the United Kingdom, Freeserve's EBITDA loss rose from 74 million euros in 2001 (86 million euros over 12 months) to 92 million euros in 2002. The EBITDA loss thus went from 76 percent of revenues in 2001 to 38 percent of revenues in 2002. In view of a regulatory environment in the country that is unfavorable to ISPs competing with the incumbent carrier, Wanadoo has initiated a program aimed at enhancing income performance to cut its losses in the U.K. market, based on better control of network and customer service costs, as well as diversification of distribution channels.

The EBITDA loss narrowed for other countries where Wanadoo operates (The Netherlands, Belgium and Morocco), declining from 36 million euros in 2001 to 26 million euros in 2002. This improvement came mainly from The Netherlands, where the loss was halved thanks to a 41-percent jump in revenues, coupled with efficient cost control. Wanadoo Belgium, which was recently divested, recorded an EBITDA loss of 12 million euros for 2002.

Wanadoo improved its audience scores for all its portals in Europe and is now 12th in the Nielsen NetRatings global rankings (Home & Office), with nearly 20 million unique visitors in December 2002.

The e-Merchant business turned in a solid performance with robust 39-percent growth in revenues versus 2001 and one million orders booked in 2002.

Statement of Income for Internet Access, Portals and e-Merchant segment

(in millions of euros)	**2001**	**2002**
Total revenues	**716**	**1,199**
Cost of services and products sold	-559	-782
Selling, general, administrative and R&D expenses	-446	-583
EBITDA	**-290**	**-166**
Depreciation and provisions	-69	-80
Operating income	**-359**	**-246**
Unleveraged free cash flow (*)	**-386**	**-258**

(*) EBITDA – CAPEX , excluding non-operating items

- **Directories segment: EBITDA up 21 percent**

The Directories segment continued to increase its profitability in 2002, recording EBITDA of 289 million euros, up 21 percent. The EBITDA margin for the Directories segment climbed from 28 percent in 2001 (with Wanadoo Services Pro) to 33 percent in 2002. On a proforma basis, the EBITDA margin gained one percentage point versus 2001.

This rise was due mainly to the Pages Jaunes S.A. yellow pages in France, which generated EBITDA of 317 million euros in 2002, up from 282 million euros in 2001. This gave Pages Jaunes S.A. an EBITDA margin of 39 percent for 2002. Higher profitability was driven by the development of high-margin Internet directory businesses, coupled with the positive impact of greater volumes and better rates for print directories.

Against the backdrop of a flat advertising market in Spain, QDQ Media (formerly Indice Multimedia) posted an EBITDA loss of 30 million euros in 2002. The group has initiated a business development plan anchored in spurring sales by boosting the productivity of sales teams, along with efforts to increase profitability for all advertising products marketed by the group.

Statement of income for Directories segment

(in millions of euros)	2001	2002
Total revenues	**848**	**880**
Cost of services and products sold	-284	-241
Selling, general, administrative and R&D expenses	-325	-350
EBITDA	**239**	**289**
Depreciation and provisions	-20	-15
Operating income	**219**	**273**
Unleveraged free cash flow (*)	**225**	**275**

(*) EBITDA – CAPEX, excluding non-operating items

3. Outlook

Wanadoo is now focused on consolidating its international positions. In 2003 the company will focus on building the overall financial success of the group and on the success of all its businesses in their respective markets. Wanadoo will continue to pursue robust growth, supported by dynamic innovation.

Wanadoo confirms its financial targets for 2003:
- Revenue growth of 25 to 30 percent
- EBITDA for Access Portals and e-Merchant segment at breakeven
- Tripling of consolidated EBITDA
- Strong increase in net income
- Positive unleveraged free cash flow.

About Wanadoo

Wanadoo, a subsidiary of France Telecom, is one of Europe's leading Internet and directories companies with, at December 31st 2002, 8,5 million active subscribers, 1.7 billion pages viewed per month and 638,000 advertisers. Wanadoo is a leading Internet media services provider in France, the U.K. and Spain, and is also present in the Netherlands and Morocco. Wanadoo is expanding its Internet operations through, amongst others, broadband Internet access with 1.4 million cable and ADSL subscribers and through online directories with 240,000 online advertisers amongst SMEs. Wanadoo recorded EUR 2 billion in revenues in 2002 and has approximately 7,000 employees. Wanadoo is listed on Euronext Paris. Further information on Wanadoo can be found on the company's web site at: www.wanadoo.com.

Press Contacts
+33 1 44 44 93 93
Nilou du Castel,
nilou.ducastel@francetelecom.com
Elisabeth Bozzi
elisabeth.bozzi@francetelecom.com

Investor Relations
+ 33 1 58 88 75 68
Vincent Gouley
vincent.gouley@wanadoo.com

Breakdown of consolidated revenues for year ended December 31, 2002

(in millions of euros)	2001	2002	Change	Change on a proforma basis (1)
Internet Access, Portals and e-Merchant ***of which international (2)***	**716** ***183***	**1 199** ***390***	67% ***113%***	54% ***71%***
Internet Access	564	1 031	83%	66%
Portals	115	117	1%	-6%
e-Merchant	37	51	39%	39%
Directories ***of which international (3)***	**848** ***51***	**880** ***39***	**4%** ***-23%***	**7%** ***NS***
Directories	837	880	5%	7%
Business Services	11	-	NS	NS
Other	-1	-4	NS	NS
Total Wanadoo revenues ***of which international***	**1 563** ***234***	**2 075** ***429***	**33%** ***83%***	**28%** ***71%***

(1) excluding Freeserve, QDQ Media (acquired in early 2001) and excluding Telelistas and Business Services (these operations were divested in January 2002)
(2) United Kingdom, Spain, The Netherlands, Belgium and Morocco
(3) Spain and Brazil in 2001, Spain only in 2002

Growth in Wanadoo Key Indicators

Division	Indicator	End Dec. 2001	End Dec. 2002	Change
Internet Access	Active customers (in millions)	6.067	**8.535**	+41%
Portals	Pages viewed (millions per month)	1,288	**1,703**	+32%
e-Merchant	Orders per month on alapage.com (thousands)	202	**228**	+13%
Directories	Advertisers on pagesjaunes.fr (thousands)	202	**231**	+14%